SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, DC 20549

 FORM 10-SB

 Advanced Business Sciences, Inc.


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 (Name of Small Business Issuer in its charter)


 DELAWARE 87-0347787
 (State of incorporation) (IRS Employer Identification No.)

 3345 No. 107th Street, Omaha, Nebraska 68134
 (Address of principal executive offices) (Zip Code)



  Issuer's telephone number: (402) 498-2734


 Securities to be registered under Section 12(b) of the Act: None.

 Securities to be registered under Section 12(g) of the Act:

 Common Stock (par value $0.001 per share)
 (Title of class)











TABLE OF CONTENTS

Page





PART I.. . . . . . . . . . . . . . . . . . . . . . . . . . . . .1
  Item 1. Description of Business . . . . . . . . . . . . .1
 (a) Business Development. . . . . . . . . . . . . . .1
 (b) Business of Issuer. . . . . . . . . . . . . . . .1
 (i) Introduction . . . . . . . . . . . . . . . .1
 (ii) The Electronic Monitoring Market. . . .2
 (iii) Competition . . . . . . . . . . . . . .3
 (iv) Business Strategy . . . . . . . . . . .3
 (v) The Products and Services of the Company . .4
 (vi) The Technology. . . . . . . . . . . . .4
 (vii) Intellectual Property Rights. . . . . .6
 (viii) Regulation. . . . . . . . . . . . . . .6
 (ix) Research and Development. . . . . . . .6
 (x) Customers; Orders Backlog. . . . . . . . . .6
 (xi) Seasonality . . . . . . . . . . . . . .6
  Item 2. Management's Discussion and Analysis or Plan of
 Operation........................................6
 (a) Revenue . . . . . . . . . . . . . . . . . . . . .8








 (b) Cost of Sales . . . . . . . . . . . . . . . . . 8
 (c) Gross Profit. . . . . . . . . . . . . . . . . . 8
 (d) Expenses Research and Development . . . . . . . 8
 (e) Sales and Marketing . . . . . . . . . . . . . . 9
 (f) General and Administrative. . . . . . . . . . . 9



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 (g) Profit (loss) from Operations . . . . . . . . . 9
 (h) Loss on Sales of Property and Equipment. . . . 9
(i) Interest Expense. . . . . . . . . . . . . . . . 9
 (j) Asset Abandonment Charge. . . . . . . . . . . . 9
 (k) Extraordinary Items, Gain from Extinguishment
  of Debt.........................................10
 (l) Net Loss. . . . . . . . . . . . . . . . . . . . 10
 (m) Liquidity and Capital Resources . . . . . . . . 10
 (n) Impact of Year 2000 Issues. . . . . . . . . . . 11
 Item 3. Description of Property . . . . . . . . . . . . 11
  Item 4. Security Ownership of Certain Beneficial Owners
 and Management..................................11
  Item 5. Directors, Executive Officers, Promoters and
 Control Persons.................................13
  Item 6. Executive Compensation. . . . . . . . . . . . . 14
  Item 7. Certain Relationships and Related Transactions.  14
 Item 8. Description of Securities . . . . . . . . . . . 15
 (a) General . . . . . . . . . . . . . . . . . . . . 15
 (b) Common Shares . . . . . . . . . . . . . . . . . 15
 (c) Preferred Stock . . . . . . . . . . . . . . . . 15
 (d) No Preemptive Rights. . . . . . . . . . . . . . 16
 (e) Delaware Business Combination Statute . . . . . 16
 (f) Certain Charter Provisions. . . . . . . . . . . 16
 (i) General. . . . . . . . . . . . . . . . . . 16
 (ii) Number of Directors; Removal; Vacancies. . 16
 (iii) Classified Board of Directors . . . . 16
 (iv) Approval of Repurchases. . . . . . . . . . 16
 (v) Amendments to Bylaws . . . . . . . . . . . 17
 (vi) Amendment of the Certificate of
 Incorporation ..............................17
 (g) Limitation of Liability and Indemnification . . 17
 (h) Transfer Agent and Registrar. . . . . . . . . . 17

 PART II. . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
  Item 1. Market Price of and Dividends on the  Company's
 Common Equity and OtherShareholder Matters. . .17
  Item 2. Legal Proceedings . . . . . . . . . . . . . . . 18
  Item 3. Changes in and Disagreements with Accountants .  18
 Item 4. Recent Sales of Unregistered Securities . . . . 18
 Item 5. Indemnification of Directors and Officers . . . 26

 PART F/S . . . . . . . . . . . . . . . . . . . . . . . . . . . 26

 PART III.. . . . . . . . . . . . . . . . . . . . . . . . . . . 51
  Item 1. Index to Exhibits . . . . . . . . . . . . . . . 51
  Item 2. Description of Exhibits . . . . . . . . . . . . 51

 SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . 52





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 PART I.



Item 1. Description of Business


      (a) Business Development



      ADVANCED BUSINESS SCIENCES, INC. ("ABS" or the "Company") is a development stage company. The Company develops, produces, markets and supports a broad product line of solutions relating to the wireless electronic tracking, monitoring and reporting of individuals and things. ABS products are designed to enhance productivity, reduce costs, and improve overall response using on-line access to information previously maintained on a variety of media. Today, the Company primarily markets to the criminal justice application for house arrest and continuous electronic monitoring. ABS provides individual monitoring within eleven (11) states: Arizona, Minnesota, Iowa, New Jersey, Ohio, Texas, Wisconsin, Colorado, South Carolina, New York, and Kansas.

      The Company was incorporated under the laws of the State of Colorado on June 13, 1983 under the name "Sage Institute International, Inc." A Delaware corporation under the name "Sage Analytics International, Inc." was incorporated on July 17, 1986; and, on September 2, 1986, the Company was reincorporated as a Delaware corporation by merging the Colorado corporation with and into the Delaware corporation.

      On December 17, 1997, the shareholders of Advanced Business Sciences, Inc., a Nebraska corporation, concluded a share exchange with the Company (the "Share Exchange") whereupon the Nebraska corporation became the wholly-owned subsidiary of the Company and control of the Company was transferred to the former shareholders of the Nebraska corporation. See "Security Ownership of Certain Beneficial Owners and Management," "Directors, Executive Officers, Promoters and Control Persons," and "Recent Sales of Unregistered Securities." The Company changed its name to Advanced Business Sciences, Inc. on December 18, 1997.

      On September 28, 1998, the Company concluded a share exchange with Comguard Leasing and Financial, Inc., an Illinois corporation ("Comguard Leasing"), and its shareholders (the "Comguard Acquisition"). Comguard Leasing, through its subsidiary, Comguard, Inc., provides house arrest monitoring services principally to the State of Illinois. When the Company came under new management, it was determined that Comguard Leasing was not consistent with the Company's long-term strategic goals. See "Description of Business-Business of Issuer-Business Strategy." The Company's management therefore determined that the Company should divest its holdings in Comguard Leasing. With the agreement of the former shareholders of Comguard Leasing, the Comguard Acquisition was rescinded effective June 1, 1999.



      (b) Business of Issuer

      (i) Introduction



      The Company was initially engaged in the commercial application of a form of decision support technology which incorporated proprietary methodology and software. This technology involved the identification of potential failures facing an organization or project, ranking such failures in order of significance and determining their root causes. This technology was marketed to both government and private industry. The Company conducted no business operations from in or about April, 1996, until the completion of the Share Exchange on December 17, 1997. Upon completion of the Share Exchange, the Company commenced operations once again as described below.

      The Company now designs, develops, produces, sells and supports wireless products and services relating to the tracking, monitoring and reporting of individuals and things. Currently, the Company's business relates to criminal justice applications for house arrest and electronic monitoring.

      The ABS<ComTrak(R) product, which utilizes Global Positioning System ("GPS") technology, wireless communications and proprietary computer software, provides real time monitoring, tracking and reporting of adult and juvenile offenders as a criminal justice rehabilitative alternative. Through controlled monitoring in ABS or customer staffed operations centers, the system tracks the geographic location of every offender in the system, reports specific activities and identifies violations against customer-established parameters. This information is then delivered to the appropriate authorities using various methods, including telephone calls, paging and internet-based


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e-mail and web-based reports. The Company believes use of its system can offer a substantial cost savings over the cost of incarceration and improve the efficiency of probation and parole officers. It also offers the backlogged criminal justice systems a more secure solution to the problems of rapidly growing criminal populations, overcrowded correctional facilities and more lenient sentencing alternatives.

      In addition to the criminal justice market, the Company has targeted additional industries where it believes its products and services offer attractive solutions to current problems. One market which the Company has targeted is the transportation industry. This market would include (i) automatic vehicle tracking and (2) through the installation of tracking units at strategic locations, monitoring the status of freight cargo (whether loaded or unloaded on the trailer or other container).

      Another market which the Company has targeted is the healthcare industry. This market would include (1) emergency response services and (2) tracking infants and Alzheimer's patients.

      The monitoring and reporting operations of the Company are conducted through ABS Nebraska, Inc., a Nebraska corporation ("ABS Nebraska"), the direct subsidiary of the Company. The Company has eighteen (18) full time employees and one (1) part-time employee.



      (ii) The Electronic Monitoring Market


      To date, the Company has focused primarily upon electronic monitoring in the criminal justice system. The Department of Justice reported that the 1998 prison population included 1,178,978 state prisoners and 123,041 federal prisoners for a total of 1,302,019. That was up 59,866 or 4.8% from 1997. Counting the local 592,000 jail inmates, there were over 1.8 million people behind bars in the United States in 1998. In addition, there were 704,000 individuals on parole and 3,400,000 persons on probation for the same period. The Department of Justice has projected an annual growth of 10% for persons on parole or probation .

      This growth has resulted in stresses on the correctional system in terms of both management and costs. While this has led to increased use of probation and parole as alternatives to incarceration, caseworkers are unable to monitor probationers and parolees effectively. Electronic monitoring enhances the ability of caseworkers to monitor the activities of probationers and parolees, as well as affording house arrest as an economic alternative to incarceration.

      The traditional house arrest application utilizes (1) a fixed location radio frequency device connected to a power source and telephone line (a "house arrest unit") and (2) a tamper-proof transmitter cuff worn by the offender. The individual under house arrest must remain within a specified distance of the house arrest unit . When they leave that proximity, the house arrest unit transmits a notification over the telephone line to a monitoring center. The monitoring center software and operators determine if this is a permitted or authorized departure, using tables of individual schedules provided by the contracting authorities. If they determine it is a violation of the programmed schedule, a violation notice is created and the appropriate authorities are contacted using pre-established protocols. These protocols can include voice calls, paging, faxing, e-mail or some combination. Additionally, reports are created for transmission as required by the customer organization.

      House arrest monitoring equipment first became commercially available in 1984. In 1987, twenty-one (21) states reported using this electronic monitoring as a sentencing alternative. By 1995, all fifty states were using at least limited amounts of house arrest electronic monitoring. Experts estimate that as many as 300,000 individuals now incarcerated could be supervised more cost-effectively and safely using appropriate electronic supervision. [Source:
Journal of Offender Monitoring, January 1998 and March 1999 issues] There were an estimated 95,000 individuals under electronic house arrest at the beginning of 1998. These individuals were monitored primarily through third party service providers under contract to the appropriate local, state and federal agencies.

      The Company believes there is a substantial opportunity to provide a mobile system to monitor offenders in the community environment away from the fixed house arrest location. ABS has pioneered the development of a mobile personal tracking unit (a "tracking unit") system which provides continuous monitoring away from the fixed location, utilizing GPS locational information and wireless communications technologies. As of September 30 , 1999, the Company had approximately twenty (20) of its GPS-based tracking units in use in the criminal justice system in Arizona, Texas, Ohio, Wisconsin and Iowa.


     The term of the Company's typical contract ranges in duration from day to day to annual. No maximum or minimum number of persons to be monitored is typically specified. Rather, the Company charges a fixed fee based upon the number of tracking units in service at any given time, which number can frequently vary from day to day. Tracking

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units  are sold or  leased  in  conjunction  with the  provision  of  monitoring services by the Company. The Company also sells or leases tracking units to third party providers of monitoring services. See "Item 2. Management's Discussion and Analysis or Plan of Operation."

      (iii) Competition


      Today, there are several companies providing monitoring services on a nation-wide basis, including BI Incorporated ("BI"), SecurityLink (an Ameritech company), and General Security Services Corp. In addition, there are many smaller companies that provide monitoring services on a local basis for smaller governmental agencies. BI is believed to be the largest company monitoring offenders in the criminal justice market, with a reported 21,500 active units as of March 31, 1999. There are also other companies which provide house arrest equipment . BI has historically been the largest provider of the equipment in use today. Most companies supplying house arrest monitoring services also provide equipment. Other companies providing house arrest equipment and monitoring services include ElmoTech, Comguard Leasing, Digital Products Corporation, and Tracking Systems Corporation.

      ABS believes that only one other company, Pro Tech Monitoring, Inc., has a GPS-based product in the field today. BI, however, has announced plans to introduce a GPS-based product in 1999.


      (iv) Business Strategy


      The key elements of the Company's business strategy are to:


          * Be a leader in applying GPS technology to applications for tracking individuals and things.

               The Company has an accumulated deficit in excess of $9,500,000, which represents the Company's efforts to date to improve its products. Improvements in technology components and communications systems are being constantly evaluated. The Company intends to incorporate appropriate new or improved capabilities into its products on an ongoing basis, and to continue to devote significant resources to the area of product development.

          * Target application opportunities within specific market niches and to be a supplier of equipment and software to those end markets.

               The Company intends to target to the criminal justice segment service providers that need additional and replacement house arrest equipment and who have a need for GPS-based systems.

               GPS technology, in general, has already gained acceptance in the automatic vehicle location segment of the transportation industry and ABS believes that its core product can be readily adapted to that market. The Company has identified the location of untethered trailers as one initial application niche to serve in the transportation industry. ABS has also identified the healthcare industry as a market where its technology may be useful, including newborn infant and senior care as initial market opportunities.

               Additionally, the Company will maintain the capability to undertake special projects, funded by specific customers to meet their unique needs. These special projects will be done to advance ABS's knowledge in targeted markets and to fund development within specific application areas. To date, the Company has worked on no special projects.

          * Partner with other businesses that can assist the Company in the development and distribution of its products.

               The Company has engaged the services of other companies to assist the Company in developing its products, whereby the Company maintains ownership of the final product design and application. Harris Corporation assists the Company in the manufacture and circuit design of the Company's product. SiRF Technology Incorporated licenses the integrated circuit board and assists the Company in the development of GPS circuit designs. INTECK Corporation assists the Company through software development. Innovative Manufacturing Solutions assists in the design and manufacturing of the products' casing/housing. The Company will maintain certain core competencies on its staff, including the senior technology knowledge, and knowledge specific to managing its production, distribution, and sales functions. Part of the business strategy is to identify partner companies in the areas of engineering, manufacturing, technology, communications and distribution.


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       To date,  the Company has had limited  revenue  from  operations  and has accumulated significant losses. Consequently, the Company has had difficulty in obtaining funding from commercial lenders, thereby requiring the Company to obtain funding from private sources. See "Certain Relationships and Relations Transactions." The Company may not be able to find adequate sources of funding to implement its strategic goals. Moreover, there is no assurance that it will ever generate significant revenues or profits.


       (v) The Products and Services of the Company


       The Company markets the ABS<ComTrak(R) solution which provides its customers real-time monitoring of any individual or thing on either a continuous or periodic basis, whether the person or object is moving or is at a fixed location.



       The ABS<ComTrak(R) solution consists of the following components:

       A tracking unit is worn by or placed near the subject. The tracking unit is secured to the subject via a wireless cuff , which is about the size of many wrist watches. The wireless cuff is waterproof and shockproof; its case and
strap  are  designed  to  be  tamper  resistant.   The  tracking  unit  utilizes
information from the GPS to triangulate the subject's physical position. The tracking unit then transmits this and other information to an operations center
 . In addition, the tracking unit can be used in a docking station (which is similar to a cradle for a cordless telephone) as a house arrest monitor.

       The tracking unit monitors the status of the wireless cuff and itself and reports to the operations center (see below) the following conditions:

          * Status of radiofrequency contact between tracking unit and the house arrest monitor , including proximity violations (i.e. failure to remain within specified proximity of the house arrest monitor)

          *    Tampering with tracking unit or the house arrest monitor

          * Status of communications between the house arrest monitor and the operations center

          *    Status of power connection of the house arrest monitor

          *    Status of tracking unit battery

          * Exclusion zone violations (i.e., being in an area or location from which the subject is prohibited)

       ABS Nebraska operates an operations center 24 hours per day, 7 days per week. The operations center monitors the house arrest units and tracking units and provides technical support to customers.

       Each customer maintains a computer workstation at its site. The computer workstation is used by the customer to build daily schedules and program inclusion and exclusion zones. Five levels of service are provided by the Company to meet the specific needs of its customers.




       (vi) The Technology


       (A) Wireless Services and their Regulation



       Wireless communications are transmitted through the space via radiofrequency radiation, one of several types of electromagnetic radiation. The radio frequency part of the electromagnetic spectrum is generally defined as electromagnetic radiation with frequencies in the range of 3 kilohertz to 300 gigahertz. One "hertz" equals one cycle per second. A kilohertz ("kHz") is one thousand hertz, a megahertz ("mHz") is one million hertz and a gigahertz ("gHz") is one billion hertz. Microwave radiation is a high-frequency form of radiofrequency radiation usually defined as from about 300 mHz to 300 gHz.



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       Familiar uses of radiofrequency  radiation  involving  telecommunications include AM and FM radios, television, citizens band radio, hand-held walkie talkies, amateur radio, short-wave radio, cordless telephones and microwave
point-to-point     and     ground-to-satellite     telecommunications     links.
Non-telecommunications applications include microwave ovens and radar.

       The manufacture, sale and use of devices which utilize any part of the radiofrequency radiation spectrum are subject to regulation. The Federal Communications Commission (the "FCC") is the principal agency responsible for such regulation within the United States. State and local governments, however, exercise some control respecting the siting of wireless facilities. While many transmitters (such as radio stations) must be individually licensed, certain low-power transmitters need not be. These would include such devices as cordless telephones, baby monitors, garage door openers, wireless home security systems, and keyless automobile entry systems. Before such a device may be marketed, however, it must first be tested to determine if the device meets FCC specifications and then receive authorization from the FCC. The devices which the Company markets fit within this regulatory scheme.



       (B) Global Positioning System



       The Global Positioning System consists of at least 24 operational satellites that orbit the earth every 12 hours. Operated by the Department of Defense, this constellation typically permits from five to eight satellites to be visible from any point on earth at any given moment in time. A master control facility located at Schriever Air Force Base in Colorado monitors signals from the satellites and uploads orbital and clock data. Users of GPS convert signals from four different satellites to compute position and time.

       Only authorized users of GPS with specially equipped receivers are permitted to use the precise positioning system. The precise positioning system is accurate within 22 meters for horizontal position, 27.7 meters for vertical position and 100 nanoseconds time accuracy. On the other hand, civil users of GPS such as the Company are permitted to use the standard positioning service . The accuracy of the standard positioning service is intentionally degraded by the Department of Defense using a technique referred to as selective availability. The standard positioning service is accurate within 100 meters for horizontal position, 156 meters for vertical position and 340 nanoseconds time accuracy. The standard positioning service is available 24 hours per day without charge or restrictions on a worldwide basis.

       To correct the errors created by selective availability, methods have been developed which are generally referred to as differential GPS techniques. Differential GPS corrects errors at one location with measured bias errors at a known position. A reference receiver (or base station) computes corrections for each satellite signal. Corrections may then be transmitted by radio link or other electronic means. The U.S. Coast Guard, for example, maintains a network of differential monitors and transmits differential GPS corrections over radiobeacons covering much of the U. S. coastline. Private differential GPS services are also available, some of which require payment of a user fee. Tracking unit's are configured to use the standard positioning service. Tracking unit's may be configured to use differential GPS if customers so desire.

       On March 29, 1996, a Presidential directive (the "Presidential Directive") announced that it is the policy of the U.S. Government that the U.S. would continue to provide GPS for peaceful civil, commercial and scientific use on a continuous, worldwide basis, free of direct user fees, but that selective availability would be discontinued within ten years. As a result, civil GPS-based would be able to use the precise positioning system. On January 25, 1999, the Vice President announced a budgetary initiative to modernize GPS by adding two new civil signals to future GPS satellites.

       GPS satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites have design lives of 7.5 years and are subject to damage by the hostile space environment in which they operate. To repair damaged or malfunctioning satellites is not economically feasible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites would impair the current utility of the GPS system and the growth of current and additional market opportunities. In addition, there can be no assurance that the U.S. government will remain committed to the operation and maintenance of GPS satellites over a long period, or that the policies of the U.S. Government for the use of GPS without charge will remain unchanged. However, the Presidential Directive marks the first time in the evolution of GPS that access for consumer, civilian and commercial use has a solid foundation in law. Because of ever-increasing commercial applications of GPS, other U.S. Government agencies may become involved in the administration or the regulation of the use of GPS signals. Any of the foregoing factors could affect the willingness of buyers of the Company's


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products to select  GPS-based  systems  instead of products  based on  competing technologies. Any resulting change in market demand for GPS products could have a material adverse effect on the Company's financial results.

       A recent study by the Johns Hopkins University Applied Physics Laboratory (January, 1999) examined the susceptibility of GPS equipment to intentional or inadvertent signal interference. This study concluded that only intentional interference (i.e., jamming) and ionospheric errors and scintillation represented any significant risk. Such risks, however, could be reduced using various mitigation techniques; and, moreover, such interference would most likely be short in duration. The Company has a patent pending regarding certain software solutions to mitigate such interference. Nevertheless, concerns about the integrity of GPS could translate into reduced demand for the Company's
 products   and services.


       (vii) Intellectual Property Rights


       The Company has three pending U.S. Patent Applications covering its technology. Two of the patent applications cover a system for remotely monitoring an individual, and for providing real time notification if that individual fails to comply with predetermined conditions. The third application covers a unique antenna for use with the system.

       The Company has been granted a nonexclusive, nontransferable software license from SiRF Technology Incorporated ("SiRF") . SiRF has designed GPS chip sets and software solutions that allow ABS to embed GPS technology into its products. This license is for an indefinite term; however, it may be terminated if SiRF loses any of its rights as to the software products encompassed therein or by either party upon thirty (30) days written notice in the event of a material breach of the license by the other party.


       (viii) Regulation


       The manufacture, sale and use of radiofrequency radiation devices is regulated by the FCC. See Item 1(b)(vi)(A) of this Part I. Similarly, insofar as GPS remains funded and controlled by the U. S. government, devices utilizing GPS must conform with government specifications. The FCC's authorization is pending with respect to the Company's products.

       The use of tracking devices as an aid to, or indeed substitute for, physical surveillance by law enforcement personnel, is subject to federal, state and local law. Generally stated, tracking devices may be attached to or installed upon the monitored person or object without court order as long as the person or object remain in public view. Once the person or object is withdrawn from public view, a court order is required. But, where a tracking device has been placed with contraband (e.g., stolen goods), rather than with a lawfully possessed item, warrantless monitoring can continue to occur even after the monitored object has been taken onto private premises. As a rule, all persons presently monitored by the Company are subject to a court order requiring such monitoring as a condition to their release.

       The use of tracking devices by private persons is also subject to applicable law. The monitoring of persons without their consent or of objects without their owners' or lawful possessors' consent may be a violation of laws protecting privacy and property rights.


       (ix) Research and Development


       During 1997 and 1998, the Company expended $32,065 and $468,563, respectively, toward research and development. The costs of such research and development are borne by the Company and not by any of its customers.




       (x) Customers; Orders Backlog


       Because the Company is a development stage company, it has to date sustained significant losses. The loss of any customer could further worsen the prospects and business of the Company. There is no material backlog of orders for products of the Company.


       (xi) Seasonality


       The Company's business is not seasonal.

   Item 2. Management's Discussion and Analysis or Plan of Operation

       ABS is a developmental stage company. As such, the financial results of operations reflect the primary activities of the Company directed toward development and testing of its GPS products, principally for offender monitoring in the criminal justice marketplace. The following table sets forth the number of tracking units monitored or leased for the period indicated. Prior to January 1, 1999, the Company monitored and leased were the same as they appear in the table below. Since January 1, 1999, the Company monitored and leased 190 units in the first quarter of 1999, monitored and leased 180 units in the second quarter of 1999, monitored and leased 135 units in the third quarter of 1999 and monitored and leased 390 units in the fourth quarter of 1999. The remainder of 562, 377, 276 and 150 in the first, second, third and fourth quarter of 1999, respectively, were monitored units only.





 Year       1st Quarter 2nd Quarter   3rd Quarter    4th Quarter      Total
 ----       ----------- -----------   -----------    -----------      -----


 1997           33            9           34           43              119

 1998           24           27           49           58              158

 1999          752          557          411          540            2,260



       The following table provides a breakdown of selected results of operations for the nine months ended September 30, 1999, and September 30, 1998, and for the twelve months ended December 31, 1998 and December 31, 1997, and is the basis for the following discussion of the results of operations:


                                               Period      Year Ended Year Ended
                             Period Ended  Ended September   December  December
                       September 30, 1999      30, 1998      31, 1998  31, 1997
                       ------------------      --------      --------  --------



 Revenues                        $124,909       $30,307      $49,353    $26,100


 Cost of Sales                     84,384        85,234       90,146     22,867

 Gross Profit (Loss)               40,525       (54,927)     (40,793)     3,233

 Expenses


 Research and Development         876,208       162,975      500,628    283,429

 Sales and Marketing              326,735       287,549      427,120    384,052

 General and Administrative     2,151,040     1,306,444    2,530,796  1,548,396

    Total Expenses              3,353,983     1,756,968    3,458,544  2,215,877

 Loss from Operation           (3,313,458)   (1,811,895)  (3,499,337)(2,212,644)

   Other Income and Expense

    Interest Income                 -             -            -          4,172

    Other Income                    -             -            -            -



                                       7





 Loss on Sales of Property
  and Equipment                    (2,578)        -             (349)    (2,876)

    Interest Expense             (217,642)      (44,859)    (206,426)  (183,812)

    Asset Abandonment               -               -        (94,300)      -

    Total Other Income

 and Expense                   (220,220)        (44,859)    (301,075)  (182,516)

 Loss Before Extraordinary
 Item and Provision for

  Income Taxes               (3,533,678)     (1,856,754)  (3,800,412)(2,395,160)

   Extraordinary Item

    Gain from Extinguishment
 of Debt, Net of Income

 Taxes                             -                -            -      569,901

 Loss Before Provisions for
 Income Taxes                (3,533,678)     (1,856,754)  (3,800,412)(1,825,259)

 Provision for Income Taxes        -                -            -         -

 Net Loss $                 (3,533,678)    $(1,856,754) $(3,800,412)$(1,825,259)


 (a) Revenue


       The Company derives revenue from sale of products, billable services for monitoring, software license fees, equipment and software leasing, and charges for maintenance and repair of equipment. For the nine months ended September 30, 1999, revenue increased $94,602, to $124,909 , an increase of 312.1% over the comparable period of 1998 of $30,307. The reason for the increase is more units being monitored and leased in the first nine months of 1999 (1,720 units) as compared to the same period in 1998 (100 units) .

       For the twelve months ended December 31, 1998, revenue increased $23, 253, or 89.1%, over the comparable period of 1997. The reason for the increase was an increase in the number of units monitored and leased to 158 units in 1998 compared to 51 units for the same comparable period in 1997.


       (b) Cost of Sales


       Cost of Sales represents the direct costs associated with the generation of revenue, and includes cost of goods for products which are sold, direct costs of distribution of software and equipment, maintenance expenses on equipment repaired under service agreements, and the direct variable communications expenses associated with the monitoring services provided by the Company. For the nine months ended September 30 , 1999, Cost of Sales was $84,384, or 67.6% of revenues, compared with $85,234, or 281.2% of revenue for the comparable period in 1998. The primary reason for the lower cost of sales as a percentage of revenue in the 1999 period were increased utilization of the Company assets in service.

       For the twelve months ended December 31, 1998, Cost of Sales was $90,146, or 182.7% of revenues, compared with $22,867, or 87.6% of revenue for the comparable period in 1997. These increases were due to an increase in the number of customer and prospect demonstrations and demonstration units deployed by the company in 1998, as a result of its sales and marketing activities.


       (c) Gross Profit


       For the nine months ended September 30, 1999, Gross Profit for the Company increased $95,452, to $40,525 , compared to a Gross Profit of $(54,927) in the comparable period of 1998. The reasons for this increase were higher revenues and proportionately lower Cost of Sales in the 1999 period, as discussed above.

       In the twelve months ended December 31, 1998, Gross Profit for the Company declined $44,026, to a loss of $40,793 compared to a positive Gross Profit of $3,233 in the comparable period of 1997. The reason for the decline was the proportionately higher Cost of Sales in 1998, as discussed above.


       (d) Expenses Research and Development


       Research and Development expenses are the direct costs associated with the Company's development of its proprietary products. Expenses in this category include the cost of outside contracted engineering and design, staffing expenses for the Company's own engineers and software developers, and the actual costs of components, prototypes, and testing equipment and services used in the product development functions. For the nine months ended September 30, 1999, Research and Development expenses increased $713,233 to $876,208, compared to $162,975 in the comparable period of 1998. The primary reason for this increase was that the Company began the design and development work of its Series 2000 product in the third quarter of 1999.

       Research and Development expenses increased $217,199 in the twelve month period ending December 31, 1998 to $500,628, compared to $283,429 in the comparable period of 1997. The primary reason for this increase was the funding for the continuing development of the Company's ABS COMTRAK unit for criminal justice applications and for development of the Company's monitoring center system. The new device was installed in 1998 for customers and prospects in Arizona, Texas, Iowa, Wisconsin, New Jersey, and Ohio.


       (e) Sales and Marketing


       Sales and Marketing expenses represent the costs of the Company's sales and marketing staff, travel and related expenses associated with sales to the Company's customers and prospects, the costs of advertising in magazines and periodicals, attendance at trade shows, and production of marketing and related collateral material. For the nine months ended September 30 , 1999, Sales and Marketing expenses increased $39,186 to $326,735, compared to $287,549 in the comparable nine month period of 1998. The primary reason for this increase was that the Company increased the sales and marketing staff over the comparable period in 1998.

       Sales and Marketing expenses increased $43,068 to $427,120 in the twelve months ended December 31, 1998, compared to $384,052 in the comparable period of 1997. The reason for this increase was the Company's expanded efforts to market the ABS COMTRAK unit to the criminal justice market place in 1998, and to build a market image for that product within the criminal justice market.


       (f) General and Administrative


       General and Administrative expenses are all the indirect and overhead expenses associated with the operations of the Company, outside of those expenses described above. These expenses include executive, administrative, and accounting staff payroll, taxes and benefits, rent on property, all travel not included in the Sales and Marketing expense, fixed telephone expenses, office leases and supplies, and recruiting and training expense. For the nine months ended September 30 , 1999, General and Administrative expense increased $844,596 to $2,151,040, from $1,306,444 in the comparable period of 1998. The primary reason for the increase was an increases in administrative and executive staff . For the twelve months ended December 31, 1998, General and Administrative expense increased by $982,400 to $2,530,796 , from $1,548,396 in the comparable period of 1997. The primary reason for this increase was an increase in administrative and executive staff .


       (g) Profit (loss) from Operations


       For the nine months ended September 30 , 1999, Loss from Operations increased $1,501,563 to $(3,313,458), compared to $(1,811,895) for the same period in 1998. The reason for this increase was higher expenses in the period, as explained above, offset by slightly higher gross profits.

       For the twelve months ended December 31, 1998, Loss from Operations increased by $1,286,693 to $(3,499,337) , compared to an operating loss of $(2,212,644) in the comparable period of 1997. The cause for this increase were $217,199 higher Research and Development expenses, a $982,400 increase in General and Administrative expense, $43,068 higher Sales and Marketing expense, and $44,026 lower Gross Profit, for the reasons discussed above.

        (h) Loss on Sales of Property and Equipment


       For the nine months ended September 30, 1999, the Company incurred a loss on the sale of certain computer equipment of $2,578 as compared to 0 for the same comparable period in 1998.

       (i) Interest Expense


       For the nine months ended September 30 , 1999, Interest expense increased $172,783 to $217,642 , compared to Interest expense of $44,859 in the comparable period of 1998. This interest expense increase was due to larger outstanding balances in Company borrowings in 1999 over 1998 .

       For the twelve months ended December 31, 1998, Interest expense increased $22,614 to $206,426, compared to Interest expense of $183,812 in the comparable period of 1997. This interest expense increase was due primarily to larger outstanding balances in Company borrowings in 1998 over 1997.

        (j) Asset Abandonment Charge

       For the twelve months ended December 31, 1998, the Company incurred a charge for Asset Abandonment of $94,300. This charge was the result of adjustments to the Company's property and equipment assets to reflect obsolete or unusable assets.

        (k) Extraordinary Items, Gain from Extinguishment of Debt

       For the twelve months ended December 31, 1997, the Company recognized a gain from extinguishment of debt of $569,901.


       (l) Net Loss


       For the nine months ended September 30 , 1999, the Company had a Net Loss of $3,533,678 or $(.31) per share, compared to a Net Loss of $1,856,754 or $(.22) per share , in the comparable period of 1998, for the reasons described above.

       For the twelve months ended December 31, 1998, the Company had a Net Loss of $(3,800,412) or $(.40) per share, compared to a Net Loss of $(1,825,259), or $(.33) per share in the comparable period of 1997, for the reasons described above.

        (m) Liquidity and Capital Resources

       For the nine months ended September 30 , 1999, the Company used $(3,212,095) of cash in operating activities and another $(118,605) in investing activities. It generated $2,953,536 in cash from financing activities. The total of all cash flow activities resulted in a decrease in the balance of cash and cash equivalents for the nine month period of $(377,164) . For the twelve months ended December 31, 1998, the Company used $2,863,876 of cash in operating activities and another $358,581 in investing activities. It generated $3,599,749 in cash from financing activities. The total of all cash flow activities resulted in an increase in the balance of cash and cash equivalents of $377,292 for the 1998 fiscal year. This increase was primarily the result of an increase in cash provided by financing activities, and reduced by the increase in cash used in operating and investing activities.

       As of September 30, 1999, the Company had the following borrowing facilities in place:

       The Company has borrowed the principal sum of $1,000,000 from U.S. Bank N.A. of Omaha, Nebraska. The loan was due in a single payment on August 15, 2000, together with accrued interest. The interest rate is a variable rate based on the U.S. Bank National Association Reference Rate (the "Index Rate") plus two
(2) percent. As of December 15, 1999, the Index Rate was eight and one-quarter (8.25) percent. This loan is secured by a security interest in the Company's tangible and intangible assets. The Company received an extension of this note until March 1, 2000.


       The Company has borrowed the principal sum of $999,767.13 from Commercial Savings Bank of Carroll, Iowa. The loan is due on October 5, 1999, together with accrued interest. The interest rate is eight percent (8%) per annum. This loan is secured by a security interest in the Company's tangible and intangible assets. The Company renewed this note until April 5, 2000.

       The Company has borrowed the principal sum of $499,021 from each of James Pietig, a director of the Company, and Mary Collison, a stockholder of the Company. See "Certain Relationships and Related Transactions."

 The Company has borrowed the principal sum of $850,000 from United Bank of Iowa of Carrol, Iowa. The loan had an original maturity date of December 30, 1999 and has been extended until April 15, 2000. The interest rate is eight and one-quarter (8.25)% per annum.

       The Company has borrowed the principal sum of $245,000 from Templeton Savings Bank of Templeton, Iowa. The loan is due June 14, 2000 and carries an interest rate of nine (9)% per annum.

       The Company is a development stage business and has not yet achieved profitable operations. The Company lacks sufficient operating capital, and intends to fund its ongoing development and operations through a combination of additional equity capital and further borrowings. As of September 30, 1999, the Company did not have commitments for either debt or share purchases to meet its planned 1999 operating capital requirements.

       (n) Impact of Year 2000 Issues

       The Year 2000 issue is related to computer software utilizing two digits rather than four to define the appropriate year. As a result, any of the Company's computer programs or any of the Company's suppliers or vendors that have date sensitive software may incur system failures or generate incorrect data if "00" is recognized as 1900 rather than 2000.


       The Company has been addressing Year 2000 issues throughout fiscal year 1998 and has modified or is in the process of modifying any products or services that are affected by Year 2000 issues. The Company has a formal comprehensive Year 2000 readiness plan in place and under the oversight of executive management and, ultimately, the Company's board of directors.

       The Company's greatest risk for a material disruption in services lies in a potential disruption of telecommunication services due to an external telecommunication service provider's failure to be Year 2000 compliant and the resulting impact upon the Company's monitoring services. The Company has contacted and obtained assurances from its telecommunications providers that their networks are Year 2000 compliant. In addition, the Company has backup telecommunication provider connectivity if for any reason the primary carrier has a disruption in service.

       Databases, operating systems and system hardware have been reviewed and updated as necessary for Year 2000 readiness. A review of the model 1702 GPS tracking unit date format revealed that the 4-digit year is being used for all calculations and Year 2000 issues should affect the model 1702. Year 2000 issues were known when the GPS control software was developed and code was written to comply with these issues.

       Reviews of models 100, 101 and 102 firmware of our house arrest products show that they are not affected by Year 2000 issues due to the way the information is processed. The internal hardware components have been reviewed and will not be affected by Year 2000 issues. Review is currently being done on the house arrest control software that reports violations.

       In addition to the review of the system, a Year 2000 testing laboratory was also established. In this laboratory, a monitoring environment was established that mirrored the current operating environment. As part of our testing, all monitoring computers and monitoring units were set to December 31, 1999 and allowed to run for three (3) days. Preliminary results show continued unaffected processing of monitoring information.

       The Company believes that, based upon changes and modifications already made and those that are currently planned for implementation in fiscal year 1999, the impact of Year 2000 issues will not be material. However, to the extent the Company or third parties on which it relies do not timely achieve Year 2000 readiness, the Company's results of operations may be adversely affected.


       As of the date of this registration statement, the Company has experience no Year 2000 problems with respect to its products and services or those of any third party provider.

 Item 3. Description of Property


     The Company leases approximately 6,212 square feet of office space located at 3345 No. 107th Street,Omaha, Nebraska. All of the Company's administrative, sales, service and other business operations are conducted at this location. This lease is for a term commencing on December 1, 1998, and ending on November 30, 2001. The base rent is $4,659.00 per month. The lease also requires the Company to pay $1,099.53 per month as its pro rata share of the operating expenses respecting the leased premises.

       The Company leases computers, office equipment and furniture from several sources. The rent for such items is in excess of $3,900.00 per month.

       In the opinion of the Company's management, the Company's properties are adequately covered by insurance.


 Item 4. Security Ownership of Certain Beneficial Owners and Management


       The following table sets forth certain information regarding beneficial ownership of the Company's common stock, par value $0.001 per share (the "Common Shares"), as of January 31, 2000 , by (i) each stockholder known by the Company to be a beneficial owner(1) of more than five percent of the Common Shares, (ii) by each of the Company's directors and executive officers, and (iii) the directors and executive officers as a group. Unless otherwise indicated, all shares are owned directly and the indicated owner has sole voting and dispositive power with respect thereto.


 Name and Address              Amount and Nature
 of  Beneficial Owner          Beneficial Ownership     Percent of Class
 --------------------          --------------------     ----------------



 Dennis Anderson                 1,138,543                   7.85%
 135 Lois Avenue
 Carroll, Iowa 51401


 Roger Kanne (2)                 1,018,555                   7.03%
 1311 Amy Avenue
 Carroll, Iowa 51401


 Robert Badding                    928,605                   6.32%
 304 Timberline Road
 Carroll, Iowa 51401

 Benjamin J. Lamb (3)            1,000,000                    6.9%
 11205 Washington Street

 Omaha, Nebraska 68137

 John Gaukel                       485,600                    3.35%
 3854 No. 208th Street
 Elkhorn, Nebraska 68022

 James E. Stark                       0                         0%
 2540 Rathbone Rd.
 Lincoln, Nebraska 68502


 Ronald Muhbauer                   826,714                    5.70%
 222 Pleasant Ridge
 Carroll, Iowa 51401

 James Pietig                      489,330                    3.38%
 129 Pleasant Ridge
 Carroll, Iowa 51401

 Directors and Executive
 Officers as a Group (7 persons)  5,887,347                  40.61%


 ----------------------
 (1) A beneficial owner of a security means

       (a) Any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (1) voting power, which includes the power to vote, or to direct the voting of, such security or (2) investment power, which includes the power to dispose, or to direct the disposition of, such security.

       (b) Any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement, or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership.

 (2) Includes 909,055 Common Shares held directly by Mr. Kanne, 29,358 Common Shares held by Country Stores, 50,729 Common Shares held by E. T. Videos and 29,413 Common Shares held by K & K Developers. Country, Stores, E.T. Videos and K & K Developers are affiliates of Mr. Kanne.

(3) Mr. Lamb has options to purchase an additional 1,332,000 Common Shares at $0.10 per share.


 Item 5. Directors, Executive Officers, Promoters and Control Persons


       The executive officers and directors of the Company and their ages as of the date of this Registration Statement are as follows:



 Name                 Age              Position
 ----                 ---              --------


 James E. Stark        38              President and Chief  Financial Officer


 John Gaukel           54              Vice President, Director

 Roger Kanne           58              Treasurer, Director

 Dennis Anderson       54              Director

 Robert Badding        69              Director

 Ronald Muhlbauer      57              Director

 James Pietig          56              Director


     James E. Stark joined the Company in September 1999 as its controller and was promoted to President and Chief Financial Officer in January 2000. Prior to joining the Company, Mr. Stark was the director of investor relations for Transcrypt International, Inc. from May 1998 to September 1999. From February 1997 to May 1998, Mr. Stark was associated with Quantum North America. From January 1996 to February 1997, Mr. Stark served as the director of financial planning and and analysis for America West Airlines. From October 1994 to January 1996, Mr. Stark was associated with Dal-Tile Corp. From February 1990 to September 1994, Mr. Stark was associated with Greyhound Lines, Inc. Mr. Stark holds a Master of Business Administration from the University of Phoenix and a Bachelor of Science Degree in Economics from the University of Texas.

       John Gaukel is Vice President and Chief Technical Officer and has been a member of the Board of Directors since 1995. He is a graduate of the University of Nebraska at Omaha, with a BS degree in Physics and a minor in Mathematics. Prior to joining ABS, he worked with Brumko Magnetics Corporation in Elkhorn, Nebraska from 1985 to 1994. Mr. Gaukel is the inventor of the patent pending technology of ABS, which has been assigned to the Company, and he holds three other patents which are unrelated to ABS's business. He continues to devote his time to the ever-evolving changes and enhancements to the Company's product lines.

       Ronald W. Muhlbauer is Chairman of the Board and has been a member of the Board of Directors since 1996. He is a Certified Public Accountant and has been a partner with the accounting firm of Olsen, Muhlbauer & Co., L.L.P., in Carroll, Iowa , since 1970 . Mr. Muhlbauer is a graduate of Creighton University in Omaha, Nebraska, with a BS degree in Business Administration.

       Roger J. Kanne has been Treasurer and a member of the Board of Directors of ABS since October 1997. From 1961 through the present, he has been President of Community Oil Company in Carroll, Iowa. His business experience stems from his involvement as owner and operator of several business entities including retail and wholesale petroleum jobbers, real estate developments, convenience stores and video stores in an eight state area.

       Dennis L. Anderson joined the Board of Directors of ABS in October, 1997. He is a graduate of Buena Vista University of Iowa . Mr. Anderson currently serves as secretary-treasurer of The Farner Bocken Company of Carroll, Iowa, a regional distributor of food, tobacco and related snack products to locations in a multi-state area. Mr. Anderson has been active in the management of this closely held corporation from 1973 through the present .

       Robert E. Badding joined the Board of Directors of ABS in October, 1997. He founded Badding Construction, Carroll, Iowa, in 1954 and continues as Chief Executive Officer today. Badding Construction is a regional commercial and residential construction firm. Mr. Badding has been involved in all levels of the construction management of this mufti- state firm for the past 45 years .

       James L. Pietig joined the ABS Board in December, 1997. From 1975 To 1992, Mr. Pietig served as Chief Executive officer of Pepsi Cola Company of Carroll, Iowa. Since 1992, he has been managing his investments in a hotel-convention complex and in private and public land companies and developments.

       Messrs. Kanne, Anderson, Badding and Pietig have no experience with GPS-based technology nor with respect to the criminal justice system. They serve on the Company's board of directors solely because of their substantial investment in the Company. It is anticipated that Messrs. Anderson, Badding and Pietig will not stand for reelection to the board of directors at the next annual meeting of the Company's stockholders.

       The Company's certificate of incorporation provides that the Company's Board of Directors is to be divided into three classes . As a result of the Share Exchange, however, all directorships will be open to election at the next annual meeting of the stockholders. It is anticipated that at the next annual meeting of stockholders such directorships will be divided into three classes with one class having a term of one year, one class having a term of two years and one class having a term of three years. At each annual meeting of stockholders thereafter at which the term of each class of directors expires, successor directors of such class will be elected for a three-year term.




       Executive officers of the Company are appointed by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified.

     The Board of Directors is expected to establish and designate specific functions and areas of oversight to an Executive Committee, an Audit Committee and a Compensation Committee on or before October 1, 1999. The Bylaws permit the creation of additional committees.

 Item 6. Executive Compensation


         The following table sets forth information concerning the compensation of each of the Company's last three completed fiscal years, at December 31, 1999, of the principal executive officer. There were no other persons serving in an executive capacity for the Company during such time period


                              SUMMARY COMPENSATION TABLE

                                                            Long-Term
                                                           Compensation
                                Annual Compensation        Awards

                                                           Securities
Name and Principal                                         Underlying       All Other
Position                Year    Salary ($)     Bonus ($)   Options (#)      Compensation


James E. Stark (1)      1999    28,334         0            30,000           0
President, Chief Financial
Officer and Secretary

                        1998    0              0            0                0

                        1997    0              0            0                0

Benjamin J. Lamb  (2)   1999    137,500                     1,332,000
Former President and
Chief Executive Officer

                        1998    0              0            0                0

                        1997    0              0            0                0



 (1) Mr. Stark joined the Company in September 1999 and was promoted to President in January 2000.

 (2) Mr. Lamb resigned as President and Chief Executive Officer of the Company in January 2000.

         The Company has entered into an employment agreement with Mr. Stark, a copy of which is attached as an exhibit to this registration statement.

 Item 7. Certain Relationships and Related Transactions


       On April 6 and 8, 1998, the Company entered into loan agreements with Commercial Savings Bank and US Bank . See "Management's Discussion and Analysis or Plan of Operation-Liquidity and Capital Resources." These loans were unconditionally guarantied by Dennis Anderson, Robert Badding, Mary Collison, John Gaukel, Martin Halibur, Roger Kanne, Ronald Muhlbauer, James Pietig, Rob Rasmussen and James DiPrima. In consideration for giving these guaranties, each of these individuals received 100,000 fully paid, nonassessable Common Shares.

     Owing to the Company's continuing losses, it was unable to find a lending institution willing to loan additional funds to the Company. At the suggestion of First Star Bank of Iowa, N.A. (the "lending institution"), James Pietig, a director of the Company, and Mary Collison, a stockholder of the Company, each established a line of credit in the amount of $500,000 with the lending institution. . These loans were unconditionally guarantied by Dennis Anderson, Robert Badding and Roger Kanne, each of whom is an officer and/or director of the Company, and by Martin Halibur, a stockholder of the Company. The amounts drawn on these lines of credit bear interest at the lending institution's prime interest rate plus 0.250 percent (the "Regular Rate") . Interest is payable monthly. The entire amount of unpaid principal and accrued interest is due and payable on January 31, 2000. On April 30, 1999, the amounts drawn under these lines of credit were loaned by Mr. Pietig and Ms. Collison to the Company. As of the date of this registration statement, the outstanding principal balance under these lines of credit is $1,000,000. The Company has agreed to repay the loans under substantially the same terms as with the lending institution. In the event of default, however, the Company will pay interest at a rate equal to the Regular Rate plus five percent (5%). These loans are unsecured. As consideration for entering into this arrangement, each of the lenders and guarantors received 83,333 fully paid, nonassessable Common Shares and a warrant to purchase 83,333 Common Shares at an exercise price of $1.00 per share, exercisable at any time on or before October 31, 2000. The loan agreements between the Company and each of Mr. Pietig and Ms. Collison have been filed with the SEC as exhibits to its registration statement under Form 10-SB. The board of directors determined that, without the loans as described herein, the Company would not be able to continue operations and, consequently, the Company's capital stock would have virtually no value. The board therefore determined that the value of the stock issued to each of Mr. Pietig and Ms. Collison had a nominal value of $0.10 per share. The number of shares issued to Mr. Pietig and Ms. Collison was arbitrarily determined by the parties as being fair compensation for the risks accompanying their undertakings with the lending institution. For each $1.00 loaned or guaranteed, the board determined that each lender or guarantor, as the case may be, would receive one-half of one Common Share.


 Item 8. Description of Securities

       (a) General


       The authorized capital stock of the Company consists of 50,000,000 Common Shares, and 1,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"). As of January 31,2000 , there were outstanding 14,498,540 Common Shares held of record by 434 stockholders. There are no shares of Preferred Stock presently outstanding.


       (b) Common Shares


       Holders of Common Shares are entitled to one vote per share in all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, holders of Common Shares are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy " . In the event of a liquidation, dissolution or winding up of the Company, holders of Common Shares are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preference, if any, of any outstanding Preferred Stock. All of the outstanding shares of Common Shares are fully paid and non-assessable. The rights, preferences and privileges of holders of Common Shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.


       (c) Preferred Stock

       The Board of Directors has the authority, without any further vote or action by the stockholders, to provide for the issuance of up to 1,000,000 shares of Preferred Stock from time to time in one or more series with such designations, rights, preferences and limitations as the Board of Directors may determine, including the consideration received therefor. The Board also has the authority to determine the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights and voting rights without approval by the holders of Common Shares. Although it is not possible to state the effect that any issuance of Preferred Stock might have on the rights of holders of Common Shares, the issuance of Preferred Stock may have one or more of the following effects (i) to restrict Common Shares dividends if Preferred Stock dividends have not been paid, (ii) to dilute the voting power and equity interest of holders of Common Shares to the extent that any Preferred Stock series has voting rights or is convertible into Common Shares or (iii) to prevent current holders of Common Shares from participating in the Company's assets upon liquidation until any liquidation preferences granted to holders of Preferred Stock are satisfied. In addition, the issuance of Preferred Stock may, under certain circumstances, have the effect of discouraging a change in control of the Company by, for example, granting voting rights to holders of Preferred Stock that require approval by the separate vote of the holders of Preferred Stock for any amendment to the Certificate of Incorporation or any reorganization, consolidation, merger or other similar transaction involving the Company. As a result, the issuance of such Preferred Stock may discourage bids for the Common Shares at a premium over the market price therefor, and could have a materially adverse effect on the market value of the Common Shares. The Board of Directors does not presently intend to issue any shares of Preferred Stock.


       (d) No Preemptive Rights

       No holder of any capital stock of the Company has any preemptive right to subscribe for or purchase securities of any class or kind of the Company, nor any redemption or conversion rights.

       (e) Delaware Business Combination Statute


       The Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL") . In general, this law prohibits a publicly held Delaware corporation from engaging in a "business combination " with an "interested stockholder " for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination " includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. An "interested stockholder " is, generally defined as a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. This provision of Delaware law may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the stockholder.


       (f) Certain Charter Provisions

       (i) General


       Certain provisions of the Company's Certificate of Incorporation and Bylaws could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise as well as the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company.




       (ii) Number of Directors; Removal; Vacancies


       The Certificate of Incorporation and the Bylaws provide that the number of directors shall be determined from time to time exclusively by a vote of a majority of the Company's Board of Directors then in office; provided, however, that the number of Directors shall not be less than three (3) nor more than fifteen (15). The Certificate of Incorporation also provides that the Company's Board of Directors shall have the exclusive right to fill vacancies, including vacancies created by an expansion of the Board. The Certificate of Incorporation further provides that Directors may be removed with or without cause upon the affirmative vote of at least two-thirds of all of the shares of the Company's capital stock then entitled to vote in the election of directors; provided, however, that if there are one or more Interested Stockholders (as defined in Article 9 of the Certificate of Incorporation), Directors may be removed only for cause and, in addition to such two-thirds vote, there must also be an affirmative vote for removal of not less than a majority of the voting power of the shares held by stockholders other than such Interested Stockholders.


       (iii) Classified Board of Directors

       The Certificate of Incorporation provides for the Company's Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Company's Board of Directors will be elected each year. See "Management- -Executive Officers and Directors " . This provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Board of Directors until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. It could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company, thus increasing the likelihood that incumbent directors will retain their position.



       (iv) Approval of Repurchases



       The Certificate of Incorporation prohibits repurchases by the Company from a stockholder owning more than 5% of the Company's voting securities (a "Significant Stockholder") (other than those stockholders currently meeting such description) who has owned such securities of the Company for less than two years, unless approved by an affirmative vote of at least a majority of the total votes entitled to vote generally in the election of Directors other than the voting power held by the Significant Stockholder.



       (v) Amendments to Bylaws



       The Certificate of Incorporation provides that the Board of Directors or the holders of at least two-thirds of all shares of the Company's capital stock then entitled to vote have the power to amend or repeal the Company's Bylaws; provided, however, that if there are one or more Interested Stockholders, the Bylaws may be amended, in addition to such two-thirds vote, upon the affirmative vote for such action of not less than a majority of the voting power of the shares held by stockholders other than such Interested Stockholders.



       (vi) Amendment of the Certificate of Incorporation


       Any proposal to amend, alter, change or repeal any provision of the Certificate of Incorporation requires approval by the affirmative vote of a majority vote of the voting power of all of the shares of the Company's capital stock entitled to vote generally in the election of directors; provided, however, that an affirmative vote of the holders of at least two-thirds of the total votes eligible to be case is required to amend the provisions described above.


       (g) Limitation of Liability and Indemnification



       The Certificate of Incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as a breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. The Certificate of Incorporation and Bylaws also contain provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.



       (h) Transfer Agent and Registrar


       The Transfer Agent and Registrar of the Common Shares is Atlas Stock Transfer Corporation of Salt Lake City, Utah.





                                    PART II.

Item 1 . Market Price of and Dividends on the Company's Common Equity and Other

 Shareholder Matters


       Until July 2, 1999, the Common Shares of the Company were traded on the OTC Bulletin Board under the trading symbol ABSH (or ABSHE). The following table sets forth the high and low bid information for each quarter since January, 1998.



 Year          Quarter        High           Low
 ----          -------        ----           ---

 1998          1st            $2.6250        $1.2500

               2nd            $4.3750        $1.2500

               3rd            $4.5000        $1.5000

               4th            $2.6875        $0.7500


1999           1st            $2.1250        $0.7500

               2nd            $1.1875        $0.53125

               3rd            $1.00          $0.125



 The source of the foregoing information is Bloomberg, L.P. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

       Since July 2, 1999, the Common Shares have been quoted on the so-called "pink sheets" maintained by the National Quotation Bureau. Prior to January, 1998, the Common Shares were traded under the symbol SAII; however, the Company does not have any bid information prior to the Share Exchange.


       As of January 31, 2000 , there were outstanding 14,498,540 Common Shares held of record by 434 stockholders. There are no shares of Preferred Stock presently outstanding.


 Item 2. Legal Proceedings


       The Company's subsidiary, ABS Nebraska, is a defendant in an action pending in Montana Eighteenth Judicial District Court, Gallatin County, captioned Applied Technologies, Inc. v. Advanced Business Sciences, Inc., et al., No. 98-285. This action was initially filed on September 11, 1998. The Amended Complaint alleges that ABS Nebraska is in breach of contract under which the Plaintiff, Applied Technologies, Inc., was to produce prototype and production parolee tracking devices. The Amended Complaint alleges that the Company is in breach of contract for failure to make payments thereunder. The plaintiff prays for an unspecified amount of compensatory and consequential damages . The plaintiff also seeks attorney's fees and such other relief as the court may deem equitable and proper. ABS Nebraska has denied the allegations, has raised certain affirmative defenses and has brought a counterclaim alleging, among other things, that the Plaintiff failed to deliver in a timely manner all documents schematic drawings, mechanical drawings, computer disks of designs, vendors lists with part numbers and art work. On December 3, 1999, the parties entered into a stipulation for settlement. Under the terms of this settlement, the defendant agreed to pay the sum of $25,000 payable in two equal installments due on December 10, 1999, and May 10, 2000, respectively. When the defendant makes such payment, the plaintiff will cause the action to be dismissed with prejudice and will release the defendant of all claims.


 Item 3. Changes in and Disagreements with Accountants

       [Not applicable]

 Item 4. Recent Sales of Unregistered Securities

       On December 17, 1997, the Company consummated a plan and agreement of reorganization with ABS Nebraska and all of the shareholders of ABS Nebraska (the "ABS Shareholders") . Under this agreement, the Company issued 7,050,000 Common Shares to the ABS Shareholders in exchange for all of the issued and outstanding shares of ABS Nebraska. An additional 450,000 Common Shares were issued to finders. Certain ABS Shareholders were also issued warrants to purchase 574,000 Common Shares at an exercise price of $1.00 per share, which warrants expire on December 20, 2000. As a result of this transaction, the ABS Shareholders owned approximately 88% of the then issued and outstanding Common Shares and ABS Nebraska became the wholly-owned subsidiary of the Company. This transaction was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act") , under Section 4(2) thereof.

       Effective December 31, 1997 , the Company issued 165,000 Common Shares as payment for certain accounts payable, 82,500 Common Shares for consulting services, and 2,063 Common Shares as payment of bonus compensation to an employee. Each of these transactions was exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(2) thereof.

       On February 1, 1998, the Company issued 1,250,000 units at $2.00 per unit and an aggregate purchase price of $2,500,000. A unit consisted on one Common Share and a warrant to purchase one Common Share at an exercise price of (1) $3.00 per share during the first year, (2) $4.00 per share during the second year and (3) $5.00 per share during the third year. The warrants expire February 1, 2001. There were 96 purchasers, of which all but sixteen were accredited investors. The Company failed to comply with Regulation D under the Securities Act in that it provided its audited financial statements for the years ended December 31, 1995 and 1996, but supplied unaudited financial statements for the year ended December 31, 1997. A subsequent audit for the year ended December 31, 1997, revealed that the unaudited statements reflected greater losses than actually existed. The Company's management therefore believes that this transaction was in substantial compliance with Rule 506 under the Securities Act; however, the Company may have a contingent liability for the entire offering . See "Notes to Financial Statements-Note 18." The Company does not intend to make an offer of rescission to the purchasers of this offering.

       Effective April 1, 1998, the Company issued 1,000,000 shares to certain individuals in consideration for these individuals giving their unconditional guaranty of indebtedness incurred by the Company with Commercial Savings Bank and US Bank. See "Certain Relationships and Related Transactions. " The loans would not have been given without these personal guaranties. The board of directors determined that, without the loans as described herein, the Company would not be able to continue operations and, consequently, the Company's capital stock would have virtually no value. The board therefore determined that the value of the stock issued to each of the guarantors had a nominal value of $0.25 per share. The number of shares issued to guarantors was arbitrarily determined by the parties as being fair compensation for the risks accompanying their undertakings with the lending institution. This transaction was exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(2) thereof.


       On April 9, 1998, the Company authorized the issuance of 610,000 Common Shares as employee bonuses. The board has determined that the value of such Common Shares was $0.30 per share. This transaction was exempt from the registration and prospectus delivery requirements of the Securities Act under
Section 4(2) thereof.


       On August 24, 1998, the Company issued 2,191,145 Common Shares to acquire Comguard Leasing and Financial, Inc., an Illinois corporation. This transaction was rescinded effective June 1, 1999. However, 242,500 Common Shares remained outstanding as consideration for services in consummating the Comguard Acquisition. Based upon a value of $0.44 per share, the Company's board of directors determined that this was adequate consideration for the negotiation of the acquisition and the performance of due diligence . This transaction was exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(2) thereof.

       On January 18, 1999, the Company issued 152,000 Common Shares as payment of bonuses to employees accrued during 1998. The bid and ask price for the Common Shares were $0.88 and $1.25 per share, respectively, on such date. Each of these transactions was exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(2) thereof.


       On February 1, 1999, the Company agreed to issue 1,000,000 shares of its Common Shares to Benjamin J. Lamb in consideration for Mr. Lamb entering into an employment agreement with the Company. The bid and ask price for the Common Shares were $1.75 and $2.06 per share, respectively, on such date. This transaction was exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(2) thereof.

       On March 15, 1999, the Company issued to certain directors, officers and stockholders of the Company in the aggregate 500,000 Common Shares and warrants to purchase in the aggregate 500,000 Common Shares at an exercise price of $1.00 per share. The warrants are exercisable at any time on or before October 31, 2000. These securities were given in consideration for direct loans to the Company or for giving unconditional guaranties to loans from First Star

Bank of Iowa, N.A. which funded this indebtedness. The board has determined that the value of the Common Shares as of such date was $.17 per share. See "Certain Relationships and Related Transactions." This transaction was exempt from the registration and prospectus delivery requirements of the Securities Act under
Section 4(2) thereof.


       On June 1, 1999, the Company entered into agreements rescinding the Comguard Acquisition. To consummate this rescission, the Company issued to Frederick Bishop 100,000 Common Shares and issued to Michael Reeves a warrant to purchase 50,000 Common Shares at an exercise price of $1.50 per share, expiring on June 1, 2004. Messrs. Bishop and Reeves were former shareholders and promoters of Comguard Leasing and facilitated the rescission of the Comguard Acquisition. The bid and ask price for the Common Shares on June 1, 1999, were $0.69 and $0.78 per share, respectively, on such date. This transaction was exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(2) thereof.

 Item 5. Indemnification of Directors and Officers


       Section 145 of the General Corporation Law of the State of Delaware permits indemnification by a corporation of certain officers, directors, employees and agents. Consistent therewith, Article 12 of the Company's Restated Certificate of Incorporation provides that the Company, to the fullest extent permitted by law, shall indemnify a director, officer, employee or agent of the Company or a person who is or was serving at the request of the Company as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

       Article VIII of the Company's Restated Bylaws provides that any indemnification (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or
(iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Company. To the extent, however, that a present or former director or officer of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case. including service with respect to an employee benefit plan, who was or is made (or threatened to be made) a party to a civil, criminal, administrative or investigative proceeding.

       Article VIII of the Company's Restated Bylaws further provides that expenses incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company as authorized in Article VIII.




                                     PART F/S



       The Company's financial statements for the years ended December 31, 1998 and 1997 have been examined to the extent indicated in their reports by Schvaneveldt and Company, independent certified accountants, and have been prepared in accordance with generally accounting principles and pursuant to Regulation S-B as promulgated by the Commission. These financial statements are included herein on the following 30 pages, in response to Part F/S of this Form 10-SB.

                        Advanced Business Sciences, Inc.
                          (A Development Stage Company)


                                      Index

                                      Page

Independent Accountants' Audit Report ..............................      22

Financial Statements
   Balance Sheets ..................................................   23-24
   Statements of Operations ........................................   25-26
   Statements of Stockholders' Equity (Deficit) ....................   27-31
   Statements of Cash Flows ........................................   32-33
   Notes to Financial Statements ...................................   34-47

Supplemental Information
   Independent Accountants' Audit Report on Supplemental Information      48
   Schedules of Expenses ...........................................   49-50

                           Independent Auditors Report

Board of Directors
Advanced Business Sciences, Inc.

I have audited the accompanying balance sheets of Advanced Business Sciences, Inc., as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Advanced Business Sciences, Inc., as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #15 to the financial statements, the Company has an accumulated deficit at December 31, 1998. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note #15. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Schvaneveldt and Company
Salt Lake City, Utah
June 7, 1999

                             Advanced Business Sciences, Inc.
                               (A Development Stage Company)
                                      Balance Sheets
                September 30, 1999 (Unaudited), December 31, 1998 and 1997

                                                          1999        1998          1997


Assets
Current Assets
Cash and Cash Equivalents .......................          428   $  377,592   $      300
Receivables
  Trade Accounts ................................       53,736       13,995       11,461
  Employees .....................................       15,411       26,309          345
  Stock Subscription Receivable (note 11) .......          -0-      599,452          -0-
Inventory 706,215 ...............................      535,055      582,108
Prepaid Expenses53,440 ..........................       16,212        5,000

   Total Current Assets .........................      829,230    1,568,615      599,214

Property and Equipment
Furniture and Equipment (note 4) ................      625,916      571,779      549,514
Leasehold Improvements (note 4) .................       16,326       16,326       77,585
Leased Equipment (note 4) .......................      237,084      194,236       29,039
Intellectual Property (notes 4 & 8) .............      169,000      169,000          -0-

   Total Cost ...................................    1,048,326      951,341      656,138

   Less Accumulated Depreciation and Amortization      590,387      346,277      237,402

   Net Book Value ...............................      457,939      605,064      418,736

Other Assets
   Rent and Utility Deposits 3,473 ..............        4,073       11,950
   Patents (note 5)13,631 .......................       13,631       15,145
   Advance to Comguard (note 9)86,634 ...........       66,992                       -0-
   Investment in Comguard (note 9)-0- ...........        2,191                       -0-

      Total Other Assets ........................      103,738       86,887       27,095

      Total Assets ..............................   $1,390,907   $2,260,566   $1,045,045





    The accompanying notes are an integral part of these financial statements

                             Advanced Business Sciences, Inc.
                               (A Development Stage Company)
                                Balance Sheets -Continued-
                September 30, 1999 (Unaudited), December 31, 1998 and 1997


                                                                    1999        1998                       1997
      Liabilities
Current Liabilities
   Ca$h in Bank Overdraft ................................        82,976   $   206,230               $    17,411
   Accounts Payable ......................................       340,492       392,016                   439,446
   Payroll Taxes Accrued and Withheld (note 6) ...........        55,294       220,440                   228,739
   Accrued Interest ......................................        49,871        19,795                    25,019
   Accrued Wages .........................................        41,922        45,600                    41,769
   Note Payable Short Term Debt (note 12) ................     4,476,806     2,034,768                    87,453
   Current Portion of Long-Term Debt (note 12) ...........        20,039        25,978                   133,948

      Total Current Liabilities ..........................     5,067,400     2,944,827                   973,785

Long-Term Liabilities
   Long-Term Debt, Less Current Portion (note12) .........       103,914       123,675                    80,000

       Total Liabilities .................................     5,171,314     3,068,502                 1,053,785

Commitments and Contingency (note 17)

Stockholders' Equity (Deficit) (note 14)
   Preferred Stock 1,000,000 Shares Authorized at $.01
     Par Value; None Issued
   Common Stock 50,000,000 Shares Authorized at $.001
     Par Value; 13,489,291; 12,633,494 and 7,487,099
     Shares Issued and Outstanding Respectively
     Retroactively Restated ..............................        13,490        12,634                     7,487
   Paid-in Capital .......................................     8,866,897     8,306,546                 5,310,477
   De(icit Accumulated During the Development Stage ......    12,660,794)   (9,127,116)              ( 5,326,704)

      Total Stockholders' Equity (Deficit) ...............   (3,780,407)    (  807,936)              (     8,704)

      Total Liabilities and Stockholders' Equity (Deficit)     1,390,907   $ 2,260,566               $ 1,045,045



    The accompanying notes are an integral part of these financial statements

                        Advanced Business Sciences, Inc.
                          (A Development Stage Company)
                            Statements of Operations
        For the Nine Months Period January 1, 1999 to September 30, 1999
     (Unaudited) and for the Nine Months Period January 1, 1998 to September 30, 1998 (Unaudited) and the Years Ended December 31,1998 and 1997 and the
          Period from January 5, 1992 to September 30, 1999 (Unaudited)


                                          Period Ended       Period Ended    Year Ended      Year Ended   (Inception)
                                             September       September       December        December     to September
                                              30, 1999        30, 1998       31, 1998        31, 1997     30, 1999

Revenues ..............................        124,909    $     30,307   $     49,353    $     26,100    $    249,402

Cost of Sales .........................         84,384          85,234         90,146          22,867         231,915

Gross Profit (Loss ....................         40,525     (    54,927)   (    40,793)          3,233          17,487

Expenses
   Research and Development ...........        876,208         162,975        500,628         283,429       2,260,493
   Sales and Marketing ................        326,735         287,549        427,120         384,052       1,305,143
   General and Administrative .........      2,151,040       1,306,444      2,530,796       1,548,396       8,617,643

      Total Expenses ..................      3,353,983       1,756,968      3,458,544       2,215,877      12,183,279
      Loss from Operations ............     (3,313,458)     (1,811,895)    (3,499,337)     (2,212,644)    (12,165,792)

Other Income and (Expense)
   Interest Income ....................         -0-            -0-             -0-              4,172          14,744
   Other Income .......................         -0-            -0-             -0-             -0-             84,528
   Loss on Sale of Property & Equipment         (2,578)        -0-               (349)         (2,876)        (11,914)
   Interest Expense ...................      ( 217,642)   (     44,859)    (  206,426)       (183,812)    (   686,163)
   Asset Abandonment (note 4) .........         -0-            -0-         (   94,300)            -0-         (94,300)

      Total Other Income & Expens .....   (    220,220)   (     44,859)    (  301,075)      ( 182,516)    (   693,105)

      Loss Before Extraordinary Item
      & Provision for Income Taxe .....     (3,533,678)     (1,856,754)    (3,800,412)     (2,395,160)    (12,858,897)

Extraordinary Item
   Gain from Extinguishment of Debt,
     Net of Income Taxes (note 16) ....          -0-            -0-             -0-           569,901         569,901

      Loss Before Provisions for
      Income Taxes ....................     (3,533,678)     (1,856,754)    (3,800,412)     (1,825,259)    (12,288,996)

      Provision for Income Taxes ......          -0-            -0-             -0-             -0-             -0-

      Net Loss ........................   ($ 3,533,678)    ($1,856,754)   ($3,800,412)   ($ 1,825,259) ($ 12,288,996)

    The accompanying notes are an integral part of these financial statements

                        Advanced Business Sciences, Inc.
                          (A Development Stage Company)
                            Statements of Operations
        For the Nine Months Period January 1, 1999 to September 30, 1999
     (Unaudited) and for the Nine Months Period January 1, 1998 to September
       30, 1998 (Unaudited) and the Years Ended December 31,1998 and 1997



                                         Period Ended  Period Ended    Year Ended   Year Ended
                                         September     September       December      December
                                         30, 1999      30, 1998        31, 1998      31, 1997


Loss Per Share Before
 Extraordinary Items ........           ($   .31)     ($   .22)       ($     .40)        ($.44)

Loss Per Share After
 Extraordinary Items ........            (   .31)     (    .22)       (      .40)         (.33)

Weighted Average Shares
 Outstanding as Retroactively
 Restated ...................         11,320,281     7,487,009         9,391,265     5,405,367



    The accompanying notes are an integral part of these financial statements

                             Advanced Business Sciences, Inc.
                               (A Development Stage Company)
                       Statements  of  Stockholders'  Equity  (Deficit)  For the
                 Period from January 5, 1992 to December 31, 1998
             and the Period January 1, 1999 to September 30, 1999 (Unaudited)

                                                                               Deficit
                                                                               Accumulated
                                                                               During the
                                               Common Stock     Paid-in        Development
                                            Shares   Par Value  Capital        Stage
                                            ------   ---------  -------        -----


Balance, January 5, 1992 ............         -0-      $  -0-        $  -0-     $   -0-

Issuance of Stock for Cash at $0.0012
Per Share Retroactively Restated ....      3,300,000     3,300         700

Net Loss for Year Ended
December 31, 1992 ...................                                           (       5,870)
         --- ----                                                               -       -----

Balance, December 31, 1992 ..........      3,300,000     3,300         700      (       5,870)

Net Loss for Year Ended
December 31, 1993 ...................                                           (       7,734)
         --- ----                                                               -       -----

Balance, December 31, 1993 ..........      3,300,000     3,300         700      (      13,604)

Net Income for Year Ended
December 31, 1994 ...................                                                  17,924
         --- ----                                                                      ------

Balance, December 31, 1994 ..........      3,300,000     3,300         700              4,320

Issuance of Stock for Services and
the Assignment, Rights, Title and
Interest in an Invention Disclosed
in the Company's Patent Application
on January 1, 1995 at $.0012 Per Share
Retroactively Restated                       583,688       584         123

Capital Contributed by a Shareholder                                 3,200

Issuance of Stock through a Private
Placement Memorandum at $3.64
Per Share Retroactively Restated             294,360       294   1,070,106

Cost of Private Placement                                       (   54,192)


    The accompanying notes are an integral part of these financial statements

                        Advanced Business Sciences, Inc.
                          (A Development Stage Company)
         Statements of Stockholders' Equity (Deficit) -Continued-For the
                Period from January 5, 1992 to December 31, 1998
        and the Period January 1, 1999 to September 30, 1999 (Unaudited)

                                                                               Deficit
                                                                               Accumulated
                                                                               During the
                                               Common Stock     Paid-in        Development
                                            Shares   Par Value  Capital        Stage
                                            ------   ---------  -------        -----




Net Loss for the Year Ended
December 31, 1995                                                               (  659,788)

Balance, December 31, 1995                4,178,048      4,178   1,019,937      (  655,468)

Issuance of Stock through a Private
Placement Memorandum at $3.64 Per
Share Retroactively Restated                118,140        118     429,482

Cost of Private Placement                                       (   56,431)

Cancellation of  Stock at $.001 Per
Share Retroactively Restated               (577,500)  (    577)        577

Issuance of Stock at $.01 Per Share
in Connection with Notes Payable
Retroactively Restated                      412,500        412  (      412)

Issuance of Stock Related to the
Conversion of 10% Convertible
Sub-Ordinate Debenture at $6.06
Per Share Retroactively Restated             41,250         41     249,959

Net Loss for the Year Ended
December 31, 1996                                                               (2,845,977)

Balance, December 31, 1996                4,172,438      4,172   1,643,112      (3,501,445)

Issuance of Stock at $.01 Per Share
in Connection with Notes Payable
Retroactively Restated                      165,000        165  (      165)

Issuance of Stock Related to
Conversion of 10% Convertible
Subordinated Debentures at $6.06
Per Share Retroactively Restated             16,500         17      99,983


    The accompanying notes are an integral part of these financial statements

                        Advanced Business Sciences, Inc.
                          (A Development Stage Company)
         Statements of Stockholders' Equity (Deficit) -Continued-For the
                Period from January 5, 1992 to December 31, 1998
        and the Period January 1, 1999 to September 30, 1999 (Unaudited)



                                                                               Deficit
                                                                               Accumulated
                                                                               During the
                                               Common Stock     Paid-in        Development
                                            Shares   Par Value  Capital        Stage
                                            ------   ---------  -------        -----

Cost of Private Placement                                       (   20,400)

Issuance of  Stock for Services at $.01
Per Share Retroactively Restated            82,500         82   (       72)

Issuance of Stock Related to
Conversion of Sub-Ordinated
Debentures, Notes and Accrued
Interest, Retroactively Restated         1,349,617      1,350    1,871,259

Issuance of Stock Related to Notes
Payable and Accrued Interest
Retroactively Restated (note 7)            799,507        800    1,682,102

Issuance of Stock Related to Notes
Payable and Accrued Interest
Retroactively Restated                      12,375         12       29,988

Issuance of Stock Related to
Payments of Bonuses                          2,063          2        5,107

Issuance of Shares Related to Finder
Fees for "Reverse Acquisition Takeover"
of Sage Analytical International, Inc.     450,000        450

Shares Issued to Shareholders of Sage
Analytical International, Inc., Prior to
"Reverse Acquisition Takeover"             437,099        437   (      437)

Net Loss for the Year Ended
December 31, 1997                                                              (1,825,259)
         --- ----                                                              ----------

Balance, December 31, 1997               7,487,099      7,487    5,310,477     (5,326,704)

Shares Issued for Comguard Leasing
and Financial, Inc., Acquisition         2,191,145      2,191


    The accompanying notes are an integral part of these financial statements

                        Advanced Business Sciences, Inc.
                          (A Development Stage Company)
         Statements of Stockholders' Equity (Deficit) -Continued-For the
                Period from January 5, 1992 to December 31, 1998
        and the Period January 1, 1999 to September 30, 1999 (Unaudited)




                                                                                  Deficit
                                                                                  Accumulated
                                                                                  During the
                                               Common Stock        Paid-in        Development
                                            Shares   Par Value     Capital        Stage
                                            ------   ---------     -------        -----

Consultation Fees Comguard Acquisition
at $0.44 Per Share                           242,500       243       106,457

Shares Issued for Employee Bonuses
at $0.30 Per Share                           457,750       458       136,867

Private Placement Memorandum
Proceeds at $2.00 Per Share                1,250,000     1,250     2,498,750

Shares Issued for Line of Credit
Guarantor Fees at $0.25 Per Share          1,000,000     1,000       249,000

Shares Sold Pursuant to Warrant
Exercise at $1.00 Per Share                    5,000         5         4,995

Loss for Year Ended
December 31, 1998                                                                (3,800,412)
         --- ----                                                                ----------

Balance, December 31, 1998                12,633,494    12,634      8,306,546    (9,127,116)

Shares Issued for 1998 Employee
Bonuses at $0.30 Per Share                   152,000       152         45,448

Shares Issued for Line of Credit
Guarantor Fees at $0.17 Per Share            500,000       500         84,500

Shares Returned from Rescission
of Comguard Acquisitions                  (2,191,145) (  2,191)

Shares Issued for Cash at $0.60
Per Share                                    101,667       102         60,898

Shares Issued for Services at
$0.14 Per Share                            1,108,275     1,108        154,050



    The accompanying notes are an integral part of these financial statements

                        Advanced Business Sciences, Inc.
                          (A Development Stage Company)
         Statements of Stockholders' Equity (Deficit) -Continued-For the
                Period from January 5, 1992 to December 31, 1998
        and the Period January 1, 1999 to September 30, 1999 (Unaudited)



                                                                               Deficit
                                                                               Accumulated
                                                                               During the
                                               Common Stock     Paid-in        Development
                                            Shares   Par Value  Capital        Stage
                                            ------   ---------  -------        -----

Shares Issued for Loan
Guarantees at $0.15 Per Share              850,000         850     126,650

Shares Issued for Services
at $0.15 Per Share                         185,000         185      27,565

Shares Issued for Services
at $0.205 Per Share                        150,000         150      30,600

Paid In Capital for Cost of
Options Issued                                                      30,640

Loss for Period Ended
September 30, 1999                                                              (3,533,678)

Balance, September 30, 1999             13,489,291    $ 13,490  $8,866,897    ($12,660,794)



    The accompanying notes are an integral part of these financial statements

                        Advanced Business Sciences, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
        For the Nine Months Period January 1, 1999 to September 30, 1999
     (Unaudited) and for the Nine Months Period January 1, 1998 to September
       30, 1998 (Unaudited) and the Years Ended December 31, 1998 and 1997 Period from August 11, 1989 (Date of Inception) to September 30, 1999
                                   (Unaudited)


                                                         Period Ended       Period Ended   Year Ended      Year Ended   (Inception)
                                                         September          September      December        December     to September
                                                         30, 1999           30, 1998       31, 1998        31, 1997     30, 1999

Cash Flows from Operating Activities
  Net Loss .........................................   ($ 3,533,678)      ($ 1,856,754)  ($ 3,800,412)  ($ 1,825,259)  ($12,288,996)
  Adjustments to Reconcile Net Loss to
  Net Cash Used in Operating Activities;
   Loss on Assets Write Off ........................        -0-                   -0-          94,300        -0-             94,300
   Loss on Inventory Obsolence .....................         26,646               -0-         202,996        -0-            229,612
   Depreciation and Amortization ...................        244,110               115,619     172,221        130,917        639,065
   Loss on Sale of Property & Equipment ............          2,578               -0-             349          2,876         11,914
   Expenses Paid by Issuance of Stock in
     L eu of Cash ..................................        456,798               -0-         494,025          5,567        673,903
   Gain from Forgiveness of Debt ...................        -0-                   -0-            -0-        (569,901)      (569,901)
  Changes in Operating Assets & Liabilities;
     ((ncrease) Decrease in Trade Accounts Receivable     (  39,741)                1,808      (2,534)        (5,984)       (53,736)
     (Increase) Decrease in Employee Receivables ...         10,898               (47,369)   ( 25,964)         4,655        (15,411)
     (Increase) Decrease in Inventory ..............       (197,806)             (324,413)     47,053       (115,467)      (835,942)
     (Increase) Decrease in Prepaid Expenses .......        (37,228)              ( 1,677)     11,212          6,314       ( 53,440)
     Increase (Decrease) in Accounts Payable ........        (5,924)               20,847    ( 47,430)       110,827        340,492
     Increase (Decrease) in Payroll Taxes Accrued ..       (165,146)             (228,739)   (  8,299)       206,744         55,294
     Increase (Decrease) in Accrued Interest .......         30,076              ( 25,019)   (  5,224)       (18,653)        49,871
     I(crease (Decrease) in Accrued Wages ...........      (  3,678)                  (78)      3,831        (24,113)        41,922
     (Increase) Decrease in Advances to Stockholders          -0-                 -0-            -0-         (14,748)          -0-
                                                               -                   -              -          -------            -

      Net Cash Used In Operating Activities              (3,212,095)           (2,345,775) (2,863,876)    (2,106,225)   (11,681,053)

Cash Flows from Investing Activities
  Proceeds from Sale of Property and Equipment .....          -0-                 -0-            -0-          30,510         31,160
  Purchase of Leased Equipment .....................        (42,848)             (180,367)       -0-         -0-           (237,084)
  Purchase of Property and Equipment ...............        (56,715)             (113,968)   (130,466)       (29,039)      (612,206)
  (Increase) Decrease in Rent and Utility Deposits ..           600                 7,876       7,877         (3,780)        (3,473)
  (Increase) in Patents ............................            -0-               -0-            -0-          (4,390)       (15,145)
  Purchase of Intellectual Property ................            -0-               -0-        (169,000)       -0-           (169,000)
  F(nds Advanced to Comguard .......................      (  19,642)              -0-         (66,992)       -0-            (86,634)
                                                          -  ------                -          -------         -             -------

      Net Cash Used in Investing Activities               ( 118,605)            ( 286,459)   (358,581)      (  6,699)   ( 1,092,382)

    The accompanying notes are an integral part of these financial statements

                        Advanced Business Sciences, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
        For the Nine Months Period January 1, 1999 to September 30, 1999
     (Unaudited) and for the Nine Months Period January 1, 1998 to September
       30, 1998 (Unaudited) and the Years Ended December 31, 1998 and 1997 Period from August 11, 1989 (Date of Inception) to September 30, 1999
                                   (Unaudited)



                                                         Period Ended       Period Ended   Year Ended      Year Ended   (Inception)
                                                         September          September      December        December     to September
                                                         30, 1999           30, 1998       31, 1998        31, 1997     30, 1999

Cash Flows from Financing Activities
  Increase (Decrease) in Notes Payable Banks           2,442,038           1,346,547     1,970,473       120,100        4,476,806
  Proceeds from Long-Term Debt                             -0-                 -0-        ( 87,453)    2,397,000        4,144,081
  Repayment of Long-Term Debt                            (25,700)           (133,948)       -0-         (342,286)          -0-
  Proceeds from Issuance of Common Stock                  61,000           1,413,789     2,505,000        -0-           4,070,000
  I(crease (Decrease) in Banks Overdraft                (123,254)              5,546      (188,819)     ( 63,990)          82,976
  (Increase) Decrease in Notes Receivable
   Stockholders                                          599,452               -0-        (599,452)       -0-              -0-
   ------------                                          -------               ---        ---------       ---              ---

      Net Cash Provided by Financing Activities        2,953,536           2,631,934     3,599,749     2,110,824       12,773,863
                                                       ---------           ---------     ---------     ---------       ----------

      Increase (Decrease) in Cash
      and Cash Equivalents                              (377,164)           (    300)      377,292      (  2,100)             428
                                                        --------            -    ---       -------      -  -----              ---

      Cash and Cash Equivalents,
      Beginning of Period                                377,592                 300           300         2,400            -0-
                                                         -------                 ---           ---         -----             -

      Cash and Cash Equivalents,
      End of Period                                     $    428          $    -0-        $377,592      $    300        $     428
                                                        ========          ===== =         ========      ========        =========

Disclosure from Operating Activities
  Interest                                              $217,642          $ 44,859        $206,426      $183,812         $652,749
  Taxes                                                    -0-                 -0-          -0-           -0-               -0-


    The accompanying notes are an integral part of these financial statements

                        Advanced Business Sciences, Inc
                         (A Development Stage Company)
                         Notes to Financial Statements

NOTE #1 - Organization and Nature of Business

Advanced Business Sciences, Inc., (the Company) was incorporated under the laws of the state of Colorado on June 13, 1983, under the name "Sage Institute International, Inc." A Delaware Corporation, using the name Sage Analytics International, Inc., was incorporated on July 17, 1986 and on September 2, 1986 the Company was reincorporated as a Delaware Corporation by merging the Colorado Corporation with assets into the Delaware Corporation.

On December 17, 1997, the shareholders of Advanced Business Sciences, Inc., a Nebraska Corporation, concluded a share exchange with the Company. Following the exchange of shares the Nebraska Corporation became the wholly owned subsidiary of the Company and control of the Company was transferred to the shareholders of the Nebraska Corporation.

The purpose for which the Company is organized is to own, engage in, operate and carry on any lawful business, and to do all things incidental thereto or connected therewith which are not forbidden by the laws of the states of Delaware and Nebraska. The Company designs, develops, produces, sells and supports wireless products and services relating to the tracking, monitoring, and reporting of individuals and things. Currently the Company's business relates to criminal justice applications for house arrest and electronic monitoring.

The Company is considered to be a development stage company.

NOTE #2 - Significant Accounting Policies

A.    The Company uses the accrual method of accounting.

B. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customer.

C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.

D. Basic Earnings Per Shares are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted Earnings Per Share shall be computed by including contingently issuable shares with the weighted average shares outstanding during the period. When inclusion of the contingently issuable shares would have an antidilutive effect upon earnings per share no diluted earnings per share shall be presented.

E. Inventories: Inventories are stated at the lower of cost, determined by the FIFO method or market.

F. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the lease of the related assets of the estimated lives of the assets. Depreciation and amortization is computed on the straight line method.

                        Advanced Business Sciences, Inc
                         (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #2 - Significant Accounting Policies -Continued-

G. Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
H. New Technical Pronouncements: In 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No. 129 effective with the fiscal year ended December 31, 1998.

     In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 130 effective with the fiscal year ended December 31, 1998. Adoption of SFAS No. 130 did not have a material impact on the Company's financial statements.

      In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued for fiscal year beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 131, effective with the fiscal years ended December 31, 1998. Adoption of SFAS No. 131 did not have a material impact on the Company's financial statements.

NOTE #3 - Reverse Takeover and Recapitalization

Pursuant to a Plan and Agreement of Reorganization dated November 3, 1997, Advanced Business Sciences, Inc., a Nebraska Corporation, (the legal acquiree) and Sage Analytics International, Inc., a Delaware Corporation, (the legal acquirer) exchanged common stock to give the shareholders of the legal acquiree control of the legal acquirer.

Shareholders of the legal acquiree surrendered 100% of the outstanding shares (80,000 shares) in exchange for 6,600,000 shares of the legal acquirer. Each share of the legal acquiree was exchanged for 82.5 shares of the legal acquirer's previously unissued common stock. As part of the agreement the legal acquirer issued 450,000 shares to persons as finders fees.

Following the exchange the shareholders of the legal acquiree held 6,600,000 shares of the 7,487,099 issued shares of the legal acquirer (88.2%).

On December 18, 1997, Sage Analytics International, Inc., the legal acquirer, filed a Certificate of Amendment with the Secretary of State of the state of Delaware changing its name to Advanced Business Sciences, Inc.

                        Advanced Business Sciences, Inc
                         (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #3 - Reverse Takeover and Recapitalization -Continued-

The share exchange of a private operating Company, (Advanced Business Sciences, Inc.) into a non-operating public shell corporation (Sage Analytics International, Inc.), with no assets or liabilities resulted in the shareholders of the private company having actual operating control of the combined company after the transaction, and the shareholders of the former public shell continuing only as passive investors.

This transaction is considered to be a capital transaction in substance, rather than a business combination. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except no goodwill or other intangible is recorded.

APB No., 16, paragraph 70 states that, "Presumptive evidence of the acquiring corporation in combinations effected by an exchange of stock is obtained by identifying the former common stockholder interest of a combined company which either retains or receives the larger portion of the voting rights of the combined corporation. That corporation should be treated as the acquirer unless other evidence clearly indicates that another corporation is the acquirer."

Staff accounting Bulletin Topic 2A affirms the above principle and gives guidelines that the post reverse-acquisition comparative historical financial statements furnished for the legal acquirer should be those of the legal acquiree.

In accordance with this guideline the outstanding shares of Advanced Business Sciences, Inc., have been retroactively restated on the Balance Sheet, and the Statement of Stockholders' Equity to give effect to the 82.5 shares for 1 share exchange. The retroactively restated shares have been used in the Computations for Earnings (Losses) Per Share to preserve comparability of those figures.

NOTE #4 - Property and Equipment and Depreciation Expenses

The Company capitalized the purchase of equipment for merger purchases in excess of $500 per item. Capitalized amounts are depreciated over the estimated useful life of the assets as follows:

                                    Estimated
      Property & Equipment Useful Life
      Furniture & Equipment  5 to 7 Years
      Leasehold Improvements 3 Years
      Leased Equipment 2 to 3 Years

                        Advanced Business Sciences, Inc
                         (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #4 - Property and Equipment and Depreciation Expenses -Continued-

Property and equipment at cost are as follows:     1999    1998        1997
      Furniture & Equipment                      $625,916  $ 571,779   $ 549,514
      Leasehold Improvements                       16,326     16,326      77,585
      Intellectual Property                       169,000    169,000         -0-
      Leased Equipment                            237,084    194,236      29,039

         Total Cost                             1,048,326    951,341     656,138
         Less Accumulated Depreciation            590,387    346,277     237,402
         Net Book Value                           457,939   $605,064    $418,736

      Dep$eciation and Amortization Expenses      254,226  $ 172,221    $130,917

In 1998, the Company reduced the size of its office and warehouse space in Omaha, Nebraska. Leasehold improvements and equipment that could not be moved were written off.

NOTE #5 - Patents

The Company has filed three Petitions to the Commissioner of Patents and Trademarks on an apparatus and methods for continuous Electronic Monitoring and Tracking of individuals. The original application was filed on December 30, 1994. In 1997 a new Continuation in Part Patent Application was filed to further pursue protection for the subject matter presented in the original applications.

NOTE #6 - Payroll Taxes

In January 1999, the Company paid the Internal Revenue Service $162,646 which represented the balance of the withheld and accrued Federal Withholding, Social Security and Medicare taxes for the quarterly tax periods ending September 30, 1996, December 31, 1996, March 31, 1997, June 30, 1997 and September 30, 1997.
After the payment the Company owed $57,794 in penalties and interest associated with the aforementioned quarterly payroll taxes. The Company has requested the Internal Revenue Service to abate these penalties and interest.

NOTE #7 -  Restatement  of 1997  Issuance  of  Shares In  Satisfaction  of Notes
Payable

In 1997, the Company issued 799,507 shares of its common stock, for satisfaction of debt in the amount of $1,770,355. In 1998, the Company learned that it had obligations of $87,453 that required payments in cash and was not settled by the issuance of the shares of stock. In 1998, the cash obligation was paid and the issuance of the 799,507 shares of stock for $1,770,355 was restated to 799,507 shares of stock issued for satisfaction of debt of $1,682,902.

                        Advanced Business Sciences, Inc
                         (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #8 - Intellectual Property

In 1998, the Company paid $80,000 and incurred $89,000 as an account payable for the design of the logics and in source code for the software that runs and displays the support for house arrest monitoring programs. The Company will use the intellectual property to have manufactured to its specification equipment to be used in its sales of monitoring and tracking devises. The logics and the In Source Code for the software will be amortized on a ratio of the current revenue to anticipated total revenues from the sale of the product or a straight line amortized of the product master cost over the estimated three year useful life of the product master.

In 1998, the Company purchased a Software License Agreement with a developer from California, a license for the software of a technology for use in the Global Position System Market. The Company paid $4,995 for the software to operate the license and capitalized it as software with a three-year life. The License is of an unspecified length of time but the Company feels that the technology will be outdated with the three-year life period.

NOTE #9 - Acquisition and Rescission of Comguard Leasing and Financial, Inc.

On August 24, 1998, the Company entered into a Plan and Agreement of Reorganization, pursuant to which the Company acquired all of the issued and outstanding shares of capital stock of Comguard Leasing and Financial, Inc., an Illinois Corporation. On June 1, 1999, the Company, Comguard Leasing and Financial, Inc., and the shareholders of Comguard Leasing and Financial, Inc., entered into and agreement whereby the 2,191,145 shares of the Company's shares issued to acquire Comguard Leasing and Financial, Inc., would be returned to the Company and the Company would receive a note from Comguard Leasing and Financial, Inc., in the amount of $88,514 which represents the expenditures made by the Company on behalf of Comguard Leasing and Financial, Inc.

Because the Company had control of Comguard Leasing and Financial, Inc., on a temporary basis, accounting was done using the cost method and in compliance with FAS 94, P. 13, that states "a majority-owned subsidiary shall not be consolidated if control is likely to be temporary".

NOTE #10 - Litigation

The Company has been named as a Defendant in a suit filed in the Montana Eighteenth Judicial District Court, Gallatin County, Montana. The complaint against the Company alleges breach of a contract and requests an award of compensatory and consequential damages in an amount to be determined at trial, costs and attorney fees as allowed by law.

The Company answered the complaint, has denied all material allegations contained in the complaint, has asserted eight affirmation defenses and has asserted a counterclaim.

Insufficient discovery has taken place to make an evaluation of the potential outcome of the litigation. The Company cannot estimate any possible loss from the litigation.

                        Advanced Business Sciences, Inc
                         (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #11 -Stock Subscription Receivable

On December 30, 1998, the Company issued to a related party, (stockholder/officer), 299,726 shares of its common stock at $2.00 per share for a Stock Subscription Receivable of $599,452. As of June 1, 1999, the Company had received payment in full of the stock subscription receivable.

NOTE #12 - Short Term and Long Term Debt

The Company has the following short term and long term debt.


Short Term Debt                                                            1999          1998        1997


Term note payable to a commercial bank #1,  due March 31, 2000,
Interest Rate 10.50%.                                                       $ 1,000,000   $ 1,000,000   $     -0-

Term note, payable to a commercial bank and others #2, due October 5,
1999, interest at 8% per annum.                                                 998,767       998,768         -0-

Term note payable to a commercial bank #3, due January 31, 2000 entered at prime rate, announced by the bank, plus 2.5%.
                                                                                998,043           -0-         -0-

Note payable to shareholder, non interest, due on demand.                            -0-       36,000      87,453

Note  payable to a Commercial  Bank #4, due April 15,  2000,  at a prime rate of
8.25% plus a variable factor of 5.00 over prime rate.
                                                                                850,000           -0-         -0-

Note payable to an Officer - Due on Demand at 0% Interest                       184,996           -0-         -0-

Note payable to an Individual - Due on Demand at an annual interest rate
of 9%.                                                                          200,000           -0-         -0-

Note payable to a Commercial Bank #5, due June 14, 2000, Interest at
9% Per Annum,                                                                   245,000           -0-         -0-
-                                                                               -------            -           -

         Total Short Term Debt                                               $4,721,806   $ 2,034,768     $87,453
                                                                             ==========   ===========     =======



On April 1, 1998, the Company issued 1,000,000 shares to certain individuals as consideration for these individuals giving their unconditional guarantee of indebtedness incurred by the Company with commercial banks #1 and #2.

On March 15, 1999, the Company issued to certain directors, officers and stockholders of the Company in the aggregate 500,000 Common Shares and Warrants to purchase in the aggregate 500,000 Common Shares at an exercise price of $1.00 per share. The warrants are exercisable at any time on or before October 31, 2000. These securities were given in consideration for direct loans to the Company or for giving unconditional guaranties to such loans.

                           Advanced Business Sciences, Inc
                            (A Development Stage Company)
                      Notes to Financial Statements -Continued-

NOTE #12 - Short Term and Long Term Debt -Continued-


Long-Term Debt                                                            1999            1998         1997


Capitalized  equipment  lease,  payable in twelve (12) monthly installments  of $7,605, including imputed interest at 9%, with a bargain purchase option of $18, through August 1997.
This lease is currently in default.                                       $     -0-      $     -0-      $   33,948

Capitalized  equipment  lease,  payable in twenty-four
(24) to forty-eight (48) monthly  installments  of $1,481,
and $1,264  respectively,  including  imputed
interest at 14.73%, through September 1998.                                  56,948         69,653          -0-

10% convertible subordinated debentures,  due June
2002, convertible into shares of common stock at $500
per share  (pre-reverse  takeover) in accordance  with a
Private Placement Memorandum dated May 15, 1996.                             80,000         80,000         180,000
                                                                             ------         ------         -------

      Total Long-Term Debt                                                  136,948        149,653         213,948

      Less Current Portion                                                   20,039         25,978         133,948
                                                                             ------         ------         -------

         Long-Term Debt                                                $    116,909   $    123,675      $   80,000
                                                                       ============   ============      ==========




The aggregate maturities of long-term debt for the years ending after December 31, 1998 are as follows:

      Years Ending
      December 31,      Amount
      1999              $    25,978
      2000                   20,039
      2001                   13,148
      2002                   90,488
            Total       $   149,653

                           Advanced Business Sciences, Inc
                            (A Development Stage Company)
                      Notes to Financial Statements -Continued-

NOTE #13 - Taxes

The Company accounts for income taxes in accordance with SFAS No., 109, Accounting for Income Taxes, which requires an asset and liability approach to a financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company has net operating losses to carryforward for future tax purposes as follows:

      Year of Loss                  Amount of Loss          Expiration Date
      December 31, 1995             $     655,468           2015
      December 31, 1996                 2,845,977           2016
      December 31, 1997                 1,825,259           2017
      December 31, 1998                 3,446,012           2018

Net deferred taxes in the accompanying balance sheets include the following components as of December 31, 1998 and 1997:
                                             1998           1997
      Deferred Tax Asset                     $   2,972,583  $   1,800,939
      Net Operating Loss Carryforward
        Valuation Allowance                     (2,972,583)    (1,800,939)

            Net Deferred Tax Asset           $      -0-     $      -0-

      Current Tax Expense                    $      -0-  $         -0-

The Company has established the valuation allowance at 100% of maximum tax benefit because it is uncertain if the net loss carryforwards will result in tax asset benefits.

NOTE #14 - Stockholders' Equity

Preferred Stock

      The Company is authorized to issue 1,000,000 shares of preferred stock, $.01 par value, per share.

      The Preferred shares may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred shares and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly, unissued series of Preferred shares and, within the limits and restrictions stated in any resolution or resolutions of the

                           Advanced Business Sciences, Inc
                            (A Development Stage Company)
                      Notes to Financial Statements -Continued-

NOTE #14 - Stockholders' Equity -Continued-

      Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series than outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

      No preferred shares are issued.

Common Stock

      The Company is authorized to issue 50,000,000 shares of common stock $0.001 par value, per share.

Common Stock Issued for Services and Other Non-Cash Transactions

      The Company issued 583,688 post reverse takeover shares to acquire the assignment, rights, titles and interest in an invention valued at $707 disclosed in the Company's Patent Application on January 1, 1995.

      In 1997, the Company issued 165,000 post reverse takeover shares as incentive for accounts payable. No value assigned to the shares issued.

      In 1997, the Company issued 82,500 post reverse takeover shares for services rendered valued at $10. An additional 2,063 post reverse takeover shares were issued to an employee as payment of bonus compensation valued at $5,103.

      Pursuant to the Plan and Agreement of Reorganization between the Company and Sage Analytics International, Inc., the Company issued 450,000 shares as finders fees value at $450.

      Common shares of the Company's post reverse takeover stock, owned by the shareholders of Sage Analytics International, Inc., are 437,099 shares.

      Pursuant to a Plan and Agreement of Reorganization dated August 24, 1998, the Company issued 2,191,145 shares of common stock to acquire 100% of Comguard Leasing and Financial, Inc., an Illinois Corporation, outstanding stock. An agreement dated June 1, 1999, rescinded the agreement of August 24, 1998 and required the return of the 2,191,145 shares of common stock.

      The Company issued 242,500 shares of its common stock as compensation to outsiders in conjunction with the acquisition of Comguard Leasing and Financial, Inc. These shares will not be returned to the Company pursuant to the June 1, 1999, agreement.

      The Company issued 457,750 shares of its common stock as payment of employee bonuses for 1998 valued at $137,325.

                           Advanced Business Sciences, Inc
                            (A Development Stage Company)
                      Notes to Financial Statements -Continued-

NOTE #14 - Stockholders' Equity -Continued-

      The Company issued 1,000,000 shares of its common stock to Guarantor's of the Companies loans with two Commercial Banks, (bank #1 and bank #2). The guarantor fees were valued at $250,000.

     In 1999, the Company issued 152,000 shares of common stock as payment of accrued 1998 bonuses to employees valued at $45,600.

      In 1999, the Company issued 500,000 shares to the makers and their Guarantors of the credit line at a Commercial Bank, (bank #3). The Guarantor's fees were valued at $85,000.

      In the third quarter of 1999, the Company issued to Officers and others 1,108,275 shares valued at $0.14 per shares for services valued at $155,158. Loan guarantors (bank #4) were issued 850,000 shares at $0.15 per share for a value of $127,500. Services valued at $27,750 were paid for by the issuance of 185,000 shares at $0.15 per share and services valued at $30,750 were paid for by the issuance of 150,000 shares valued at $0.205 per share.

      The value per share of shares issued in 1999 was computed using the market price per share of the shares issued multiplied by the number of shares issued and discounted at a marketability discount of 34% and a financial risk value discount of 50%, consistent with an independent valuation service obtained by the Company for shares issued in 1998.

Stock Split

      Concurrent with the Reverse Takeover and Recapitalization described in Note #13 the outstanding shares of the Company, (the legal acquiree) were split 82.5 shares for one share. Retroactive restatement of shares outstanding in the financial statements has been reflected.

      Precedent to the Reverse Takeover and Recapitalization the outstanding shares of Sage Analytics International, Inc., (the legal acquirer) were split on a one share for twenty shares basis. Shares of the legal acquirer and all options and warrants thereby issued have been retroactively restated.

Options and Warrants

      Sage Analytics International, Inc., the legal acquirer, (see Note #3) had 140,825 options, with exercise prices ranging from a minimum of $7.50 to a maximum of $70.00. All of these options expire no later than November 2003.

      In the third quarter of 1999, the Company issued 1,332,000 options to purchase 1,332,000 shares over a three year period of time. The options may be exercised at $0.10 per share after December 30, 1999 or when the closing bid price of the shares exceed $3.00 per share for at least five consecutive days. 200,000 options were granted to a consultant to purchase 200,000 shares of common stock. The vesting of the shares occurs as follows; 50,000 vested on July 8, 1999 and exercisable on July 1, 1999, 50,000 shares vested in July, exercisable on February 8, 2000 and

                           Advanced Business Sciences, Inc
                            (A Development Stage Company)
                      Notes to Financial Statements -Continued-

NOTE #14 - Stockholders' Equity -Continued-


      100,000 shares are exercisable on February 8, 2000. The value of the options was arrived at by the market value of the shares on the grant day, $0.875 per share minus the present value of the options, for a three year period at a 5% discount. $0.755 per share, discounted by a marketability discount on the share of 34% and a financial risk discount of 50% consistent with independent valuation service.

      The legal acquirer also had 7,065 warrants issued at the date of acquisition, each of which entitles the holder thereof to purchase ten shares of common stock at $12.50 per share of common stock. All warrants expire in or around June 1999.

      Pursuant to a Private Placement Memorandum, the Company issued 1,250,000 units during 1998. Proceeds of the units provided the Company $2,500,000.

      Each unit issued consisted of one share of common stock $.001 par value per share and one redeemable common stock purchase warrant. Each warrant entitles the holder thereof to purchase one share of common stock at a price of $3.00 during the first year, $4.00 during the second year and $5.00 during the third year, after which time the exercise period will expire. The exercise prices are subject to adjustments to prevent dilution, for three years from the date of the memorandum (February 1, 1998).

      The outstanding warrants are redeemable at the Company's option at $.05 each on 30 days prior written notice at any time after the closing price of common stock has equaled or exceeded 200% of the then effective exercise price for twenty consecutive trading days.

      Prior to the reverse takeover as described in Note #3, the legal acquirer reverse split its outstanding shares on a one for twenty, basis.

Convertible Debentures and Notes Payable

      In 1997, the Company issued 2,177,999 post reverse takeover shares to settle subordinated debentures, notes payables and accrued interest totaling $3,772,964.

Deficit Accumulated in the Development Stage

      The Company is considered to be a development stage company. Operations have not produced significant revenues and expenditures for operating expenses exceed revenues by $9,499,948. This amount is considered to be the deficit accumulated during the development stage.

                           Advanced Business Sciences, Inc
                            (A Development Stage Company)
                      Notes to Financial Statements -Continued-

NOTE #15 - Going Concern

The accompanying financial statements of Advanced Business Sciences, Inc., have been prepared on a going-concern basis, which contemplates profitable operations and the satisfaction of liabilities in the normal course of business. There are uncertainties that raise substantial doubt about the ability of the Company to continue as a going concern. As shown in the statements of operations, the Company has not yet achieved profitable operations. As of March 31, 1999, the Company has insufficient working capital. These items raise substantial doubt about the ability of the Company to continue as a going concern.

Management presently believes that the Company is in the final development stage of its electronic tracking and monitoring devices and the delivery of services relating to these devices. Although there has been substantial progress in the development of this technology, the Company does not have any significant sales and there can be no assurance that the Company will have any significant sales.

Management plans to continue financing development of the Company's technology through the plan described herein.

Advanced Business Sciences, Inc., has been acquired by a public company. The Plan and Agreement requires the Company stockholders to exchange their common stock for approximately 90% of the common stock in the public company. The new public company is proceeding with a private placement offering intended to raise
2.5 million dollars to be used for the elimination of debt, reduction of outstanding trade accounts payable, product development and working capital.

The Company's continuation as a going concern is dependent upon its ability to satisfactorily meet its debt obligations, meet its product development goals, secure new financing and generate sufficient cash flows from operations. The financial statements do not include any adjustments that might result from outcome of these uncertainties.

NOTE #16 - Lease Obligations

The Company conducts its operations in leased facilities and has entered into leases for warehouse and office space. In addition the Company has an operating lease for a telephone system and voice processing system. The future minimum lease payments under the three operating leases as of December 31, 1999 are as follows:

      Years Ending      Lease
      December 31,      Amount
      1999              $    76,735
      2000                   76,735
      2001                   70,340
            Total       $   223,810

                           Advanced Business Sciences, Inc
                            (A Development Stage Company)
                      Notes to Financial Statements -Continued-

NOTE #17 - Extinguishment of Debt

The Company was a beneficiary of the stock agreement dated May 6, 1997, between the majority stockholder, Robert D. Brummels, his son, Tim R. Brummels, and ABS Holding Co., Inc. The terms and conditions of this stock agreement resulted in Robert D. Brummels assuming several notes payable to American Interstate Bank totaling $452,608 including interest. Robert D. Brummels also assumed a term note payable to Norwest Bank totaling $102,055 including interest. Additionally, the Company was released of the notes payable to Tim R. Brummels including interest totaling $108,000.

In return, the Company released Robert D. Brummels and Tim R. Brummels of their obligation to the Company totaling $82,981 and $9,781, respectively. Furthermore, the Company co-signed an ABS Holding Co., Inc., note payable to Robert D. And Tim R. Brummels in the amount of $300,000. Finally, Robert D., and Tim R. Brummels resigned their positions as Board of Director members, officers, agents and employees of the Company. As a result of this stock agreement, the Company recognized a gain of $569,901 resulting from the extinguishment of debt.

NOTE #18 - Contingencies and Commitments

On February 1, 1998, the Company issued 1,250,000 units having an aggregate purchase price of $2,500,000. A unit consisted on one Common Share and a warrant to purchase one Common Share at an exercise price of (1) $3.00 per share during the first year, (2) $4.00 per share during the second year and (3) $5.00 per share during the third year. The warrants expire February 1, 2001. All but sixteen investors in this offering were accredited investors. The Company's management believes that this transaction was in substantial compliance with Rule 506 under the Securities Act; however, the Company may have a contingent liability for an undetermined amount.

The Company entered into an Agreement with a business executive to act as its President and Chief Executive Officer on February 1, 1999. Under terms of the Agreement the executive will act as President, Chief Executive Officer and a voting Director of the Company.

The Contract will commence on February 1, 1999 and continue through the third anniversary of that date. Thereafter the contract may be renewed annually and continue on the same terms and conditions for an indefinite term until termination in accordance with the terms of the Agreement.

The executive shall be compensated for his services at the rate of $150,000 annually to be paid in accordance with the Company normal payroll practices.

The executive shall be eligible for an annual bonus in accordance with criteria established by the Board each year.

As discussed in note #19, the executive shall receive 1,000,000 shares of common stock as a hiring incentive.

                           Advanced Business Sciences, Inc
                            (A Development Stage Company)
                      Notes to Financial Statements -Continued-

NOTE #18 - Contingencies and Commitments -Continued-

The Company has signed and filed with the state of Nebraska UCC, financing statements attached to the bank #1 loans. This Financing Statement covers the following types (or items) of property.

All inventory, chattel paper, accounts, equipment and general intangibles; whether any of the foregoing is owned now or acquired later; all accessions, additions, replacements, and substitutions relating to any of the foregoing; all records of any kind relating to any of the foregoing; all proceeds relating to any of the foregoing (including insurance, general intangibles and other accounts proceeds).

NOTE #19 - Subsequent Events

On February 1, 1999, the Company contractually committed to its President and Chief Executive Officer as a hiring incentive to issue the executive 1,000,000 shares of the Company's common stock at no cost. Such shares shall be issued as registered shares.
At the date of this report these shares have not been issued.

Note #20 - Correction of Errors

The Company has made changes to the financial statements at December 31, 1998 as follows;

Non Cash Expenses paid by Issuance of Shares of Common Stock.

                                                                   Corrected    Original
                                                                   Statement   Statement
                                                                   ---------   ---------

      Consultation Fees - Comguard Acquisition Issued 242,500
        Shares at $0.10 Per Share Corrected to $0.44 Per Share     $ 106,700   $  24,250
      Issued 457,750 Shares for Employee Bonuses at $0.10
        Per Share Corrected $0.30 Per Share                          137,325      45,775
      Issued 1,000,000 Shares for Guarantor Fees at $0.10 Per
        Share Corrected to $0.25 Per Share                           250,000     100,000
      Accrued Wages for Employee Bonuses to be Paid In Stock in
        1999 Accrued at $0.10 Per Share Corrected to $0.30 Per Share  45,600      15,200
        ----            -----                                         ------      ------
        Totals                                                     $ 539,625   $ 185,225
                                                                   =========   =========
      Net Increase to Operating Expenses                                       $ 354,400
      Net Loss Year Ended December 31, 1998 as Originally Reported             3,446,012
                                                                               ---------
      Net Loss Year Ended December 31, 1998 as Corrected                      $3,800,412
                                                                              ==========


The increase in prior per share of the stock issued was adjusted as follows;
                                                         Discount
      Comguard                       Date       Price      Factor        Cost
      --------                       ----       -----      ------        ----
      Acquisitions Fees          08/24/98   $    2.75   $    2.31   $    0.44
      Employees Bonuses          04/09/98        1.88        1.58        0.30
      Loan Guarantor             04/01/98        1.56        1.31        0.25
The discount factor is a result of an independent valuation of the stock's financial and equity risk at 50% and the lack of marketability at 34%.

          Independent Accountants' Audit Report on Supplemental Information



Board of Directors and Stockholders
Advanced Business Sciences, Inc.
Omaha, Nebraska


The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ Schvaneveldt and Company
Salt Lake City, Utah
June 7, 1999

                        Advanced Business Sciences, Inc.
                         (A Development Stage Company)
                             Schedules of Expenses
        For the Period January 1, 1999 to September 30, 1999 (Unaudited)
                  and the Years Ended December 31,1998 and 1997


                                                 September    December    December
                                                  30, 1999    31, 1998    31, 1997
                                                  --------    --------    --------

Expenses
   Salaries and Wages                             $648,184  $  788,600  $  712,370
   Bad Debt                                            -0-         -0-       4,011
   Bank Charges                                      1,210       1,041       4,549
   Commissions                                         -0-         -0-         -0-
   Consulting Fees                                 436,158     612,549      41,103
   Cost of Options                                  30,640         -0-         -0-
   Contract Labor                                   94,515      43,392         -0-
   Depreciation and Amortization                   254,226     172,221     130,917
   Donations                                        53,972         325         -0-
   Dues and Subscriptions                            5,838       3,456       9,410
   Employee Hiring Costs                            27,462       2,908         -0-
   Equipment Rental                                 13,061      14,190      14,830
   Freight                                           3,147      13,001         -0-
   Insurance:
      General                                       49,236      48,103      45,684
      Health                                        39,900      38,145      41,687
   Meals and Entertainment                           1,876      16,391       4,027
   Miscellaneous                                     4,525       5,382      18,851
   Office Supplies                                  15,979      24,296       3,961
   Penalties                                           -0-      58,391       2,556
   Postage                                           2,078       3,115         -0-
   Professional Fees                               154,998     154,510      92,040
   Rent                                             56,335      70,337      84,002
   Repairs and Maintenance                           4,415       3,266         -0-
   Security Expense                                    -0-       1,140       8,749
   Supplies                                            -0-       8,429         -0-
   Taxes:
      Payroll                                       54,382      51,988      82,356
      Other                                          4,970      25,195       3,539
   Telephone                                       134,177      92,590      92,078
   Training                                          1,350        -0-        1,035
   Travel                                           21,330      36,933      42,972
   Utilities                                         8,895      14,507      17,003
   Vehicle Expense                                   1,535      23,399      16,699
   Inventory Obsolescense                           26,646     202,996      46,789
   Settlement Costs                                    -0-        -0-       27,178
                                                        -          -        ------

         Total Expenses                         $2,151,040  $2,530,796  $1,548,396
                                                ==========  ==========  ==========



        See Independent Accountant's Audit Report on Supplemental Information

                        Advanced Business Sciences, Inc.
                                Expense Schedule
        For the Period January 1, 1999 to September 30, 1999 (Unaudited)
                 and the Years Ended December 31, 1998 and 1997



                                                       1999        1998        1997
                                                       ----        ----        ----


Research & Development
   Salaries                                       $  79,101   $  95,219   $ 180,185
   Telephone                                            -0-      55,527      71,179
   Materials & Supplies                               9,734     299,900      32,065
   Testing                                          787,373      49,982         -0-
                                                    -------      ------          -

         Total Research & Development             $ 876,208   $ 500,628   $ 283,429
                                                  =========   =========   =========

Sales & Marketing
   Con$ultant Fees                                     -0-    $     -0-   $  98,443
   Salaries                                         146,002     165,985     197,351
   Payroll Taxes                                     12,303      13,796         -0-
   Contract Labor                                    25,258      16,650         -0-
   Commissions                                         -0-          948         -0-
   Sales Shows Expenses                              11,006      17,222      10,581
   Marketing/Sales Brochures                           -0-       46,999         -0-
   Advertising                                       63,211      31,305      10,582
   Entertainment & Meals                              6,605       2,715         -0-
   Telephone                                          5,024      18,130       7,672
   Office Supplies                                    2,802       1,814         -0-
   Travel                                            41,866      68,731      28,287
   Supplies & Miscellaneous                          12,658      42,825      31,136
                                                     ------      ------      ------

         Total Sales & Marketing                  $ 326,735   $ 427,120   $ 384,052
                                                  =========   =========   =========



        See Independent Accountant's Audit Report on Supplemental Information

  PART III.


 Item 1. Index to Exhibits

    See Item 2 of this Part III.

 Item 2. Description of Exhibits


 Exhibit

 Number Description
 ------ -----------


 3.01 Restated Certificate of Incorporation of the Company *

 3.02 Restated Bylaws of the Company *

 4.01 Form of Common Stock Certificate *

 10.01 Business Office Lease *

 10.02 Loan Agreement with Commercial Savings Bank *

 10.03 Loan Agreement with US Bank, N.A. *

 10.04 Loan Agreement with Mary Collison *

 10.05 Loan Agreement with James Pietig *

 10.06 License with SiRF Technology, Inc. *

 10.07 Employment Agreement by and between the Company and Benjamin J. Lamb *

 10.08 Employment Agreement by and between the Company and James E. Stark *

 21.01 Subsidiaries of the Company  *






 27.01 Financial Data Schedules



 * Previously filed.

                                      SIGNATURES



    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                               ADVANCED BUSINESS SCIENCES, INC.


                               By: /s/    James E. Stark
                               James E. Stark
                               President and Chief Financial Officer


 Date: February 8, 2000